Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                                                and deemed filed
                                                         pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                             Subject Company: Mountainbank Financial Corporation
                                                     Commission File No. 0-32547


[Picture of J.W. Davis]

June, 2003

Dear Stockholder:

I begin this year's message by dedicating this report to the employees of MountainBank. During 2002, our company prospered like none other at this stage in their life cycle. This report validates MountainBank as the most successful start-up community bank in the history of North Carolina, with the financial success achieved a tribute to the men and women of Team MountainBank. I will review their operating results with you and will conclude with a brief commentary on our recently announced merger agreement with The South Financial Group. While this is a 2003 event, it occurred prior to this message going to the press and should certainly be addressed. Let me also say at the outset that our annual stockholder's meeting will be held later this year to coincide with your meeting to approve this proposed merger transaction. You will be notified when this date is determined.

Even though economic uncertainty characterized 2002 with financial irregularities and unethical corporate behavior causing significant market turbulence, your company's operating performance mirrored the prolific gains registered each year since our 1997 inception. For the year ended December 31, 2002, net income totaled $6.2 million, a 148% increase when compared to $2.5 million earned in 2001. This strong bottom line performance translated into fully diluted earnings per share of $1.58, as compared to $1.01 during 2001, a 56 % increase. I am pleased to report that MountainBank stockholders began 2002 at a $19 market valuation per share and ended the year at $26 per share, a 37% increase in market value per share for the year, while the Dow Jones Industrial average tumbled 18%. Total assets grew to $841.1 million, a 50% gain over our $561.1 million asset level at 2001 year end.

We continued expanding our western North Carolina franchise during the year with new offices opened in Tryon and Rutherfordton. Since inception, the preponderance of our company's growth has been organic, and in 2002, total asset growth was achieved internally. We announced two acquisitions in southwest Virginia - Cardinal Bankshares in Floyd, Virginia and CNB Holdings, Inc. in Pulaski, Virginia - but neither impacted 2002 asset growth. The Cardinal transaction failed to pass stockholder approval, and while CNB Holdings, Inc. received almost unanimous support from stockholders, it did not close prior to year-end.

While it is customary to confine this message to prior year end events, I will include remarks relative to a board directed action which occurred recently. On May 14, 2003, our company entered into a merger agreement with The South Financial Group, a $9 billion financial institution headquartered in Greenville, South Carolina. MountainBank's business model bears a very strong resemblance to that of The South Financial Group, and in your board's judgment, this strategic partnership best serves your financial interests. Our charge on June 26, 1997 was to deliver for stockholders, and we feel this transaction does just that. In fact, you would be hard pressed to find a 51/2 year old community bank where charter stockholder investment grew so much in such little time. Based upon the deal price which forged this strategic decision, our charter stockholders will realize a 538% return on their investment and a 14.2% cash dividend yield when factoring in the exchange ratio with The South Financial Group. Your board also feels this alignment will allow MountainBank stockholders to participate in a significant upside investment opportunity, as was the case over the past 51/2 years. With this financial partner, MountainBank will garner a much larger capital base that will translate into a much greater lending capacity for the markets we serve as well as facilitate our franchise expansion in western North Carolina. And just as compelling is the stock liquidity this transaction provides which would not otherwise be available at this stage in MountainBank's life cycle.

I will conclude by expressing my appreciation to all the MountainBankers who have shared my vision in building a company whose passion for the customer resonated throughout the marketplace and caused both large and small competitors alike to mimic our culture of traditional banking values and old-fashioned service. MountainBankers elevated the standard for customer service throughout our franchise, and in so doing, created a special company whose mark will be everlasting. And I say to our stockholders, our journey continues. We will embark upon it with the same fervor and dedication to you with the belief that even greater rewards lie ahead. MountainBank will always be alive in my heart, as will your friendship and ongoing support.

Sincerely,

/s/ J.W. Davis

J.W. Davis

President and Chief Executive Officer

EVENTS

DURING 2002, WE WERE PROUD TO SPONSOR MANY EVENTS WITHIN THE COMMUNITIES WE SERVE, INCLUDING THE FOLLOWING:
o N.C. Apple Festival, HENDERSONVILLE
o Block House Steeplechase, TRYON
o North Carolina BBQ Festival, TRYON
o Maggie Valley Moonlight Race
o N.C. Rhododendron Festival, BAKERSVILLE
o N.C. Gem and Mineral Show, SPRUCE PINE
o Diamond Jubilee Celebration,
    LAKE LURE AND CHIMNEY ROCK
o Mountain Glory Festival, MARION
o The Historic Morganton Festival


FINANCES

"MOUNTAINBANK HAS BUILT ONE OF THE MOST VALUABLE BANK FRANCHISES IN THE SOUTHEAST IN JUST FIVE YEARS."
- CARSON MEDLIN BANK REVIEW

"BEING LISTED ON NASDAQ WILL OPEN MOUNTAINBANK TO A WIDER GROUP OF INVESTORS. THE TRACK RECORD THEY HAVE BUILT SINCE THEY OPENED THEIR DOORS HAS BEEN VERY IMPRESSIVE. THAT WILL APPEAL TO INVESTORS."
- ROGER AIKEN, A.G. EDWARDS


MAKING NEWS

During 2002, the MountainBank story appeared in numerous publications including BUSINESS WEEK, AMERICAN BANKER, BUSINESS NORTH CAROLINA, TAR HEEL BANKER and has been featured frequently on WLOS-TV.


GROWTH

Growth continued to surge during 2002 as Team MountainBank added seven new branch offices, and moved into a new two story facility to serve the rapidly growing south Hendersonville market.

Definitive agreements were executed during 2002 for the purchase of CNB Holdings, Inc. in Pulaski, Virginia and TrustCo Holdings in Greenville, South Carolina.

To better serve our local realtor base and growing market share of home loans, MountainBank centralized its residential mortgage loan operation in downtown Hendersonville.


MERGERS AND ACQUISITIONS

Upon consummation of these transactions, MountainBank Financial Corporation will become a multi-state holding company with total assets nearing $1 billion.

NET INCOME                           ASSETS
     [Graph]                              [Graph]
1998          $200                   1998           $50,000
1999          $500                   1999          $110,000
2000         $1050                   2000          $260,000
2001         $2400                   2001          $590,000
2002         $6200                   2002          $875,000


EPS (DILUTED)                        DEPOSITS
     [Graph]                              [Graph]
1998         $0.10                   1998           $50,000
1999         $0.20                   1999          $110,000
2000         $0.45                   2000          $240,000
2001         $1.00                   2001          $590,000
2002         $1.60                   2002          $700,000

(Dollar amounts in thousands, except EPS)

--------------------------------------------------------------------------------
             2002 BOARD OF DIRECTORS - MOUNTAINBANK FINANCIAL CORP.
--------------------------------------------------------------------------------
WILLIAM A. BANKS .............................President, Banco Lumber; Co-owner,
                                                       Mountain Air Country Club

WILLIAM H. BURTON, III ..................President & CEO, Cafe Enterprises, Inc.

J. W. DAVIS .......................................President & CEO, MountainBank

KEN FEAGIN .........................President, Ken Feagin Truck & Trailer Sales;
                                     Partner, Martin-Feagin Ford Lincoln Mercury

DANNY FORD ...........................Rancher; Former Head Football Coach, Univ.
                                              of Arkansas and Clemson University

GREG GIBSON ...........................Executive Vice President, Chief Financial
                                                           Officer, MountainBank

BOYD L. HYDER ................President/Owner, B & A Hyder Trucking; Chairman of
                                            the Board of Directors, MountainBank

J. EDWARD JONES ................President, Sutherland Insurance & Realty Company

RONALD LAMB ...........................................Owner, Lamb Fruit Company

H. STEVE MCMANUS ..................President, Beacon Food Service, Inc.; McManus
                                  Development, LLC; Moon McManus Developers, LLC

VAN F. PHILLIPS ....................Vice President, Great Meadows, Inc.; General
                                      Partner, Spruce Pine Shopping Center, Ltd.

CATHERINE SCHROADER .........................Co-Owner/Manager, Schroader's Honda

MAURICE SCOTT ...................Retired; former Plant Manager, Monsanto Company

2002 ANNUAL REPORT

--------------------------------------------------------------------------------

TABLE OF CONTENTS

Independent Auditor's Report.................................................2

Consolidated Balance Sheets..................................................3

Consolidated Statements of Income............................................4

Consolidated Statements of Changes in Stockholders' Equity...................5

Consolidated Statements of Cash Flows........................................7

Notes to Consolidated Financial Statements..................................10

Management's Discussion and Analysis........................................36


--------------------------------------------------------------------------------
MARKET FOR THE COMMON STOCK, STOCK PRICES AND DIVIDENDS


The Company's common stock is listed with the Nasdaq SmallCap Market under the symbol MBFC. As of December 31, 2002, the Company had issued and outstanding 3,200,364 shares of common stock which were held by approximately 2,100 stockholders of record.

The following table lists high and low published closing prices of the Company's common stock for each calendar quarter since April 1, 2001, and, prior to that, the high and low published prices for MountainBank's common stock for each calendar quarter since January 1, 2000. All prices have been restated retroactively to reflect the effect of the five-for-four stock split which became effective on March 30, 2001, and the six-for-five stock split effected in the form of a 20% stock dividend, which became effective on March 11, 2002.

                           2002            2001            2000
                      ------------      -----------     -----------
                      HIGH     LOW      HIGH  LOW       HIGH   LOW
                      ----     ---      ----  ---       ----   ---

First Quarter        23.00    16.88    20.67   15.33   14.67    9.67
Second Quarter       26.00    19.75    26.25   16.67   12.93   10.00
Third Quarter        26.23    23.00    25.83   20.08   14.26   12.67
Fourth Quarter       26.23    23.50    20.83   16.67   17.08   12.67

To date, the Company has not paid any cash dividends on common stock. The Company may only pay dividends from dividends received from the Bank.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
MountainBank Financial Corporation

We have audited the accompanying consolidated balance sheets of MountainBank Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MountainBank Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.






Galax, Virginia
February 13, 2003, except for Note 22, as to which the date is March 7, 2003

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


ASSETS                                                                                 2002              2001
                                                                                  ---------------  ----------------

Cash and due from banks                                                           $        10,229  $         10,126
Interest bearing deposits with banks                                                       16,393               525
Investment securities available for sale                                                   64,738            34,626
Equity investment securities available for sale                                             8,993             8,703
Restricted equity securities                                                                3,746             2,058
Loans, net of allowance for loan losses $11,192
   in 2002 and $7,113 in 2001                                                             666,432           470,647
Loans held for sale                                                                        32,857            13,225
Property and equipment, net                                                                 9,051             7,204
Accrued income                                                                              3,932             3,249
Intangible assets, net                                                                      4,244             2,820
Other assets                                                                               20,525             7,940
                                                                                  ---------------  ----------------
       Total assets                                                               $       841,140  $        561,123
                                                                                  ===============  ================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Noninterest-bearing deposits                                                   $        64,607  $         41,188
   Interest-bearing deposits                                                              612,662           426,319
                                                                                  ---------------  ----------------
       Total deposits                                                                     677,269           467,507

   Federal funds purchased and securities
     sold under agreements to repurchase                                                   14,204             5,240
   Short-term debt                                                                         25,000             1,250
   Long-term debt                                                                          46,210            42,633
   Guaranteed preferred beneficial interests
     in the Company's junior subordinated debentures                                       20,000                 -
   Obligations under capital lease                                                            718               736
   Accrued interest payable                                                                 3,787             4,778
   Other liabilities                                                                        1,484             1,964
                                                                                  ---------------  ----------------
       Total liabilities                                                                  788,672           524,108
                                                                                  ---------------  ----------------

   Commitments and contingencies                                                                -                 -

STOCKHOLDERS' EQUITY
   Preferred stock, Series A, 6%, non-cumulative, non-voting, no par value;
     3,000,000 shares authorized; 419,243 and 92,667 shares issued and outstanding with liquidation preferences of $10,062
     and $2,224 at December 31, 2002 and 2001, respectively                                10,062             2,224
   Common stock, $4 par value; 10,000,000 shares
     authorized; 3,200,364 and 3,112,699 shares issued
     and outstanding in 2002 and 2001, respectively                                        12,802            12,451
   Paid in capital                                                                         20,038            18,584
   Retained earnings                                                                        9,397             3,692
   Accumulated other comprehensive income                                                     169                64
                                                                                  ---------------  ----------------
       Total stockholders' equity                                                          52,468            37,015
                                                                                  ---------------  ----------------
       Total liabilities and stockholders' equity                                 $       841,140  $        561,123
                                                                                  ===============  ================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                         2002             2001              2000
                                                                ----------------  ---------------  ----------------

INTEREST AND DIVIDEND INCOME
   Loans and fees on loans                                      $         43,479  $        27,106  $         13,210
   Federal funds sold                                                        183              286               241
   Investment securities, taxable                                          2,000            1,698             1,840
   Investment securities, nontaxable                                          25               76                 7
   Deposits with banks                                                       168              242               505
   Dividends                                                                 119              412                18
   Other                                                                     309               86                 -
                                                                ----------------  ---------------  ----------------
     Total interest and dividend income                                   46,283           29,906            15,821
                                                                ----------------  ---------------  ----------------

INTEREST EXPENSE
   Deposits                                                               16,407           15,281             8,796
   Federal funds purchased and securities
     sold under agreements to repurchase                                     145              196               153
   Other borrowed funds                                                    2,391            1,144                67
                                                                ----------------  ---------------  ----------------
     Total interest expense                                               18,943           16,621             9,016
                                                                ----------------  ---------------  ----------------
     Net interest income                                                  27,340           13,285             6,805

PROVISION FOR LOAN LOSSES                                                  5,300            3,347             1,905
                                                                ----------------  ---------------  ----------------
     Net interest income after provision
       for loan losses                                                    22,040            9,938             4,900
                                                                ----------------  ---------------  ----------------

NONINTEREST INCOME
   Service charges on deposit accounts                                     2,431              940               461
   Mortgage origination income                                             3,095            1,435               499
   Gain on sale of loans                                                      34              165               151
   Net realized gain on sale of securities                                   265              121                 -
   Other service charges and fees                                            212              128                60
   Other income                                                              215              205               147
                                                                ----------------  ---------------  ----------------
     Total noninterest income                                              6,252            2,994             1,318
                                                                ----------------  ---------------  ----------------

NONINTEREST EXPENSE
   Salaries and employee benefits                                          9,674            4,793             2,417
   Occupancy                                                               1,157              571               316
   Equipment                                                               1,466              662               349
   Data processing                                                         1,089              521               298
   Amortization of intangible assets                                         331               18                 -
   Other general and administrative                                        4,552            2,641             1,199
                                                                ----------------  ---------------  ----------------
     Total noninterest expense                                            18,269            9,206             4,579
                                                                ----------------  ---------------  ----------------
     Income before income taxes                                           10,023            3,726             1,639

INCOME TAX EXPENSE                                                         3,865            1,216               583
                                                                ----------------  ---------------  ----------------
     Net income                                                            6,158            2,510             1,056
     Preferred stock dividends declared                                      453                -                 -
                                                                ----------------  ---------------  ----------------
     Net income available to common stockholders                $          5,705  $         2,510  $          1,056
                                                                ================  ===============  ================

BASIC EARNINGS PER SHARE                                        $           1.82  $          1.11  $            .52
                                                                ================  ===============  ================
DILUTED EARNINGS PER SHARE                                      $           1.58  $          1.01  $            .48
                                                                ================  ===============  ================
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                              3,128,805        2,256,780         2,041,711
                                                                ================  ===============  ================
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                            3,888,963        2,473,340         2,237,145
                                                                ================  ===============  ================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------



                                                                                        ACCUMULATED
                                             STOCK                                         OTHER
                                  ----------------------       PAID IN      RETAINED    COMPREHENSIVE
                                  PREFERRED       COMMON       CAPITAL      EARNINGS    INCOME (LOSS)         TOTAL
                                  ---------       ------       -------      --------    -------------         -----


BALANCE, DECEMBER 31, 1999     $         -  $      5,770  $      4,386 $         126  $         (59)   $     10,223


   COMPREHENSIVE INCOME
   Net income                            -             -             -         1,056              -           1,056
   Net change in unrealized
     appreciation on
     investment securities
     available for sale,
     net of taxes of $102                -             -             -             -            198             198
                                                                                                       ------------
   TOTAL COMPREHENSIVE INCOME                                                                                 1,254

   Fractional shares
    purchased                            -             -             -             -              -               -
   Shares sold                           -         1,705         5,005             -              -           6,710
   Stock options exercised               -            13            10             -              -              23
                               ----------   ------------  ------------ -------------  -------------    ------------
BALANCE, DECEMBER 31, 2000               -         7,488         9,401         1,182            139          18,210

   COMPREHENSIVE INCOME
   Net income                            -             -             -         2,510              -           2,510
   Net change in unrealized
     appreciation on
     investment securities
     available for sale,
     net of taxes of $2                  -             -             -             -              5               5
   Realized gains on securities,
     net of taxes of $(41)               -             -             -             -            (80)            (80)
                                                                                                       ------------
   TOTAL COMPREHENSIVE INCOME                                                                                 2,435

   Shares sold                       2,224             -             -             -              -           2,224
   Shares issued to acquire
     PremierMortgage
     Associates, Inc.                    -            80           220             -              -             300
   Shares issued to acquire
     First Western Bank                  -         2,751        11,006             -              -          13,757
   Stock options exercised               -            57            32             -              -              89
   Stock split, effected in
     the form of a dividend              -         2,075        (2,075)            -              -               -
                                ----------  ------------  ------------ -------------  -------------    ------------
BALANCE, DECEMBER 31, 2001           2,224        12,451        18,584         3,692             64          37,015



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY, CONTINUED FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------



                                                                                        ACCUMULATED
                                             STOCK                                         OTHER
                                  ----------------------       PAID IN      RETAINED    COMPREHENSIVE
                                  PREFERRED       COMMON       CAPITAL      EARNINGS    INCOME (LOSS)         TOTAL
                                  ---------       ------       -------      --------    -------------         -----


BALANCE, DECEMBER 31, 2001     $     2,224  $     12,451  $     18,584 $       3,692  $          64    $     37,015

   COMPREHENSIVE INCOME
   Net income                            -             -             -         6,158              -           6,158
   Net change in unrealized
     appreciation on
     investment securities
     available for sale,
     net of taxes of $144                -             -             -             -            280             280
   Realized gains on securities,
     net of taxes of $(90)               -             -             -             -           (175)           (175)
                                                                                                       ------------
   TOTAL COMPREHENSIVE INCOME                                                                                 6,263

   Dividends declared on preferred
     shares ($1.08 per share)            -             -             -          (453)             -            (453)
   Shares sold                       7,838             -             -             -              -           7,838
   Shares issued to acquire
     TrustCo Holdings, Inc.              -           237         1,249             -              -           1,486
   Stock options exercised               -           117           215             -              -             332
   Shares redeemed                       -            (2)           (8)            -              -             (10)
   Fractional shares purchased           -            (1)           (2)            -              -              (3)
                               -----------  ------------  ------------ -------------  -------------    ------------
BALANCE, DECEMBER 31, 2002     $    10,062  $     12,802  $     20,038 $       9,397  $         169    $     52,468
                               ===========  ============  ============ =============  =============    ============





SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                      2002             2001       2000
                                                                    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                       $   6,158    $   2,510    $   1,056
   Adjustments to reconcile net income
     to net cash provided by operations:
       Depreciation and amortization                                    1,619          502          298
       Provision for loan losses                                        5,300        3,347        1,905
       Deferred income taxes                                             (965)      (1,052)        (536)
       Net realized gains on securities                                  (265)        (121)           -
       Accretion of discount on securities, net of
        amortization of premiums                                           25            5          (33)
   Changes in assets and liabilities:
     Accrued income                                                      (707)        (820)      (1,184)
     Loans held for sale                                              (19,632)     (12,760)         412
     Other assets                                                      (4,290)        (283)         (18)
     Accrued interest payable                                            (991)       1,623        2,014
     Other liabilities                                                   (108)        (717)         587
                                                                    ---------    ---------    ---------
           Net cash provided by operating activities                  (13,856)      (7,766)       4,501
                                                                    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net (increase) decrease in federal funds sold                            -        9,220       (7,650)
   Net (increase)decrease in interest-bearing deposits with banks     (15,868)       3,143        7,593
   Purchases of investment securities                                 (79,740)     (48,054)     (24,435)
   Sales of investment securities                                      36,023       34,311            -
   Maturities of investment securities                                 11,824       12,713        7,624
   Net increase in loans                                             (202,582)    (195,630)    (111,192)
   Purchases of property and equipment                                 (3,039)      (1,372)        (984)
   Acquisition of First Western Bank                                        -        2,931            -
   Acquisition of PremierMortgage Associates, Inc.                          -            4            -
   Acquisition of TrustCo Holding, Inc.                                 1,460          -              -
   Investment in BOLI                                                  (8,000)      (4,900)           -
                                                                    ---------    ---------    ---------
           Net cash used in investing activities                     (259,922)    (187,634)    (129,044)
                                                                    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in noninterest-bearing deposits                        23,419       14,455        8,749
   Net increase in interest-bearing deposits                          186,343      148,302      110,703
   Net increase in federal funds purchased and
     securities sold under agreements to repurchase                     8,964        1,181        1,878
   Net (decrease) increase in notes payable                            (6,500)       6,500            -
   Net increase in FHLB advances                                       33,827       25,000            -
   Net increase in junior subordinated debentures                      20,000            -            -
   Repayment of obligations under capital lease                           (27)         (24)         (21)
   Proceeds from the issuance of common stock, net                        319           90        6,734
   Proceeds from the issuance of preferred stock                        7,838        2,224            -
   Dividends paid                                                        (302)           -            -
                                                                    ---------    ---------    ---------
           Net cash provided by financing activities                  273,881      197,728      128,043
                                                                    ---------    ---------    ---------
           Net increase in cash and cash equivalents                      103        2,328        3,500
                                                                    ---------    ---------    ---------

CASH AND DUE FROM BANKS, BEGINNING                                     10,126        7,798        4,298
                                                                    ---------    ---------    ---------
CASH AND DUE FROM BANKS, ENDING                                     $  10,229    $  10,126    $   7,798
                                                                    =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Interest paid                                                    $  19,934    $  14,998    $   7,003
                                                                    =========    =========    =========
   Income taxes paid                                                $   5,842    $   2,612    $     621
                                                                    =========    =========    =========



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:


                                                            2002      2001     2000
                                                          -------     -----    -------
ACQUISITION OF TRUSTCO HOLDINGS, INC.


   Assets acquired:
     Property and equipment, net                          $    96      $   -    $     -
     Other assets                                              19          -          -
     Goodwill                                               1,755          -          -
                                                          -------      -----    -------
                                                            1,870          -          -
                                                          -------      -----    -------

LIABILITIES ASSUMED
   Borrowings                                               1,497          -          -
   Other liabilities                                          347          -          -
                                                          -------      -----    -------
                                                            1,844          -          -
                                                          -------      -----    -------
Net non-cash assets acquired                              $    26      $   -    $     -
                                                          =======      =====    =======

PAYMENT FOR NET ASSETS ACQUIRED
   Cash paid at closing                                   $   200      $   -    $     -
   Less cash acquired at closing                           (1,660)         -          -
                                                          -------      -----    -------
                                                           (1,460)         -          -
   Notes issued to stockholders of acquired corporation         -          -          -
   Stock issued to stockholders of acquired corporation     1,486          -          -
                                                          -------      -----    -------
                                                          $    26      $   -    $     -
                                                          =======      =====    =======
ACQUISITION OF PREMIERMORTGAGE ASSOCIATES, INC.
   Assets acquired:
     Property and equipment, net                            $   -    $     4    $     -
     Goodwill                                                   -        292          -
                                                          -------      -----    -------
                                                                -        296          -
                                                          -------      -----    -------

LIABILITIES ASSUMED
   Other liabilities                                            -          -          -
                                                          -------      -----    -------
                                                                -          -          -
                                                          -------      -----    -------
Net non-cash assets acquired                                $   -    $   296    $     -
                                                          =======      =====    =======

PAYMENT FOR NET ASSETS ACQUIRED

Cash paid at closing                                        $   -      $   -    $     -
   Less cash acquired at closing                                -          4          -
                                                          -------      -----    -------
                                                                          (4)         -
   Notes issued to stockholders of acquired corporation         -          -          -
   Stock issued to stockholders of acquired corporation         -        300          -
                                                          -------      -----    -------
                                                            $   -    $   296    $     -
                                                          =======      =====    =======


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------





ACQUISITION OF FIRST WESTERN BANK                                     2002             2001              2000
                                                                ----------------  ---------------  ----------------
   Assets acquired:
     Investment securities                                      $              -  $         8,487  $              -
     Loans, net of allowance for
       loan losses $1,230                                                      -           80,521                 -
     Property and equipment, net                                               -            4,007                 -
     Other assets                                                              -            1,218                 -
     Acquired loan write-up                                                    -              935                 -
     Core deposit intangible                                                   -            2,546                 -
                                                                ----------------  ---------------  ----------------
                                                                               -           97,714                 -
                                                                ----------------  ---------------  ----------------

LIABILITIES ASSUMED
     Deposits                                                                  -           70,902                 -
     Federal funds purchased and
       securities sold under agreements
       to repurchase                                                           -              914                 -
     Borrowings                                                                -           12,750                 -
     Other liabilities                                                         -            2,181                 -
     Acquired deposit valuation                                                -              509                 -
     Debt valuation allowance                                                  -             (367)                -
                                                                ----------------  ---------------  ----------------
                                                                               -           86,889                 -
                                                                ----------------  ---------------  ----------------
Net non-cash assets acquired                                    $              -  $        10,825  $              -
                                                                ================  ===============  ================


PAYMENT FOR NET ASSETS ACQUIRED
   Cash paid at closing                                         $              -  $             -  $              -
   Less cash acquired at closing                                               -            2,932                 -
                                                                ----------------  ---------------  ----------------
                                                                               -           (2,932)                -
   Notes issued to stockholders of acquired corporation                        -                -                 -
   Stock issued to stockholders of acquired corporation                        -           13,757                 -
                                                                ----------------  ---------------  ----------------
                                                                $              -  $        10,825  $              -
                                                                ================  ===============  ================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

MountainBank Financial Corporation (the Company) was incorporated as a North Carolina corporation on January 10, 2001 to acquire the stock of MountainBank (the Bank). The Bank was acquired by the Company on March 30, 2001.

MountainBank was organized and incorporated under the laws of the State of North Carolina on June 25, 1997 and commenced operations on June 26, 1997. The Bank currently serves nine western North Carolina counties and surrounding areas through seventeen full service banking offices. As a state chartered bank, MountainBank is subject to regulation by the State of North Carolina Banking Commission and the Federal Deposit Insurance Corporation.

MountainBanc Mortgage Corporation was organized and incorporated under the laws of the State of North Carolina on July 19, 2001. MountainBanc Mortgage Corporation operates as a wholly-owned subsidiary of MountainBank and provides mortgage banking services to its customers in North and South Carolina. MountainBanc Mortgage Corporation commenced operations on October 1, 2001.

TrustCo Holding, Inc., parent company of Trust Company of the South and Asset Management of the South, was acquired effective December 31, 2002 and merged into the Company with Trust Company of the South and Asset Management of the South becoming wholly-owned subsidiaries of the Company. Trust Company of the South, a state chartered trust company, provides trust and estate planning services to its customers in South Carolina. Asset Management of the South is a registered investment advisor providing fee only investment services to its customers.

The accounting and reporting policies of the Company and its subsidiaries follow generally accepted accounting principles and general practices within the financial services industry. All data presented in these notes to consolidated financial statements are expressed in thousands, except where specifically identified. Following is a summary of the more significant policies.

CRITICAL ACCOUNTING POLICIES

The notes to the Company's audited consolidated financial statements contain a summary of significant accounting policies. Management believes the policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, including the recoverability of intangible assets, involve a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and Board of Directors.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

BUSINESS SEGMENTS

The Company reports its activities as a single business segment. In determining proper segment definition, the Company considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

USE OF ESTIMATES, CONTINUED

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the retirement, manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examinations. Because of these factors, it is possible that the allowance for loan losses and valuation of foreclosed real estate may change materially in the future.

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

TRADING SECURITIES

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

SECURITIES HELD TO MATURITY

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. No securities held by the Company at December 31, 2002 and 2001 were classified as held to maturity.

SECURITIES AVAILABLE FOR SALE

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held to maturity and available for sale securities below cost, that are other than temporary, are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

LOANS HELD FOR SALE

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS RECEIVABLE

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

PROPERTY AND EQUIPMENT

Buildings, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

                                                           Years
                                                           -----
                  Buildings and improvements               5-40
                  Furniture and equipment                  3-10

For assets recorded under the terms of capital leases, the present value of future minimum lease payments is treated as cost.

FORECLOSED PROPERTIES

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations on foreclosed real estate.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting had been applied.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and stock dividends.

DILUTED EARNINGS PER SHARE

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

COMPREHENSIVE INCOME

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investment by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholder's equity rather than as income or expense.

FINANCIAL INSTRUMENTS

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND DUE FROM BANKS: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

INTEREST-BEARING DEPOSITS WITH BANKS: Fair values for time deposits are estimated using a discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

AVAILABLE FOR SALE AND HELD TO MATURITY SECURITIES: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

MORTGAGE LOANS HELD FOR SALE: Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

DEPOSIT LIABILITIES: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

SHORT-TERM BORROWINGS: The carrying amounts of short-term debt approximate their fair values.

LONG-TERM BORROWINGS: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowings arrangements.

OTHER LIABILITIES: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current year. Net income and stockholders' equity previously reported were not affected by these reclassifications.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2.  NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, that superseded Accounting Principles Board (APB) Opinion No. 17. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are to be reviewed at least annually for impairment. SFAS 142 also changes the amortization methodology in intangible assets that are deemed to have finite lives, and adds to required disclosures regarding goodwill and intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 142 on January 1, 2002 by the Company did not have a material impact on the consolidated financial statements, and is not anticipated to have a material impact in the future. Under guidance in SFAS 142 management expects to conduct an annual analysis concerning potential impairment of the goodwill existing on the Company's balance sheet. Any goodwill determined to be impaired at that time will be written off at the time of the analysis. The net carrying amount of goodwill at December 31, 2002 on the Company's balance sheet was $1,956. The other intangible assets on the Company's books at that date were core deposit intangible assets associated with the acquisition of First Western Bank. These CDI intangibles amounted to $2,288 at December 31, 2002 and were amortized $258.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that superseded SFAS No. 121 and APB Opinion No.
30. SFAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on the consolidated financial statements, and is not anticipated to have a material impact in the future.

In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Statements No. 4 (Reporting Gains and Losses from Extinguishment of Debt), No. 44 (Accounting for Intangible Assets of Motor Carriers), and No. 64 (Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements), Amendment of SFAS No. 13 (Accounting for Leases), and Technical Corrections. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS 145 is effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 on May 15, 2002 by the Company did not have a material impact on the consolidated financial statements, and is not anticipated to have a material impact in the future.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan under EITF 94-3. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged.

NOTE 3. BUSINESS COMBINATIONS

On December 31, 2002, the Company acquired TrustCo Holding, Inc. in exchange for 59,261 shares of MountainBank Financial Corporation common stock, valued at $1,486, and $200 in cash for TrustCo Holdings, Inc. outstanding preferred stock. In conjunction with the acquisition, TrustCo Holding, Inc., parent company of Trust Company of the South and Asset Management of the South, was merged into MountainBank Financial Corporation with the two subsidiaries becoming subsidiaries of MountainBank Financial Corporation.

On October 1, 2001, the Company acquired PremierMortgage Associates, Inc. in exchange for 20,000 shares of MountainBank Financial Corporation common stock in a transaction valued at $300. In conjunction with the acquisition, PremierMortgage Associates, Inc. was merged as a subsidiary of MountainBank and was renamed MountainBanc Mortgage Corporation.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3.  BUSINESS COMBINATIONS, CONTINUED

On December 31, 2001, the Company acquired First Western Bank in exchange for 687,841 shares of MountainBank Financial Corporation common stock valued at $13,757. In conjunction with the acquisition, First Western Bank was merged with and into the Company's subsidiary, MountainBank.

The acquisitions were accounted for as purchase transactions, and accordingly, the results of operations attributable to the acquired companies are included in the consolidated financial statements only from the dates of acquisition. The excess of purchase price over fair value of net tangible and identified intangible assets acquired will be evaluated annually for impairment and written down as those values become impaired. Identified intangible assets will be amortized over their expected useful life. The acquisitions are summarized as follows:

                                                               TRUSTCO              FIRST          PREMIERMORTGAGE
                                                            HOLDING, INC.       WESTERN BANK      ASSOCIATES, INC.
                                                          -----------------  ------------------  ------------------

Purchase price                                            $           1,686  $           13,757  $              300
                                                          -----------------  ------------------  ------------------

Loans, net                                                                -              81,456                   -
Investment securities                                                     -               8,487                   -
Identified intangible assets                                              -               2,546                   -
Other assets                                                          1,775               8,157                   8
Deposits                                                                  -             (71,411)                  -
Other liabilities                                                    (1,844)            (15,478)                  -
                                                          -----------------  ------------------  ------------------
     Net tangible and identified intangible
       assets acquired (at fair market value)                           (69)             13,757                   8
                                                          -----------------  ------------------  ------------------
     Excess of purchase price over net tangible and
       identified intangible assets acquired (at fair
       market value)                                      $           1,755  $                -  $              292
                                                          =================  ==================  ==================


Results of operations for the year ending December 31, 2002, as if the combination with TrustCo Holdings, Inc. had occurred on January 1, 2002, are summarized below.


                                                MOUNTAINBANK
                                                  FINANCIAL
                                                 CORPORATION         TRUSTCO                           PRO FORMA
                                               & SUBSIDIARIES    HOLDINGS, INC.     ADJUSTMENTS        COMBINED
                                               ---------------  ----------------  ---------------  ----------------

2002
----


Interest income                                $        46,283  $              -  $             -  $         46,283
Interest expense                                        18,943                 -                -            18,943
                                               ---------------  ----------------  ---------------  ----------------
       Net interest income                              27,340                 -                -            27,340

Provision for credit loss                                5,300                 -                -             5,300
Other income                                             6,252               689                -             6,941
Other expense                                           18,269             1,072                -            19,341
                                               ---------------  ----------------  ---------------  ----------------
       Income (loss) before income taxes                10,023              (383)               -             9,640
Income taxes (benefit)                                   3,865              (148)               -             3,717
                                               ---------------  ----------------  ---------------  ----------------
       Net income (loss)                                 6,158              (235)               -             5,923
       Preferred stock dividends declared                  453                 -                -               453
                                               ---------------  ----------------  ---------------  ----------------
       Net income (loss) available
         to common shareholders                $         5,705  $           (235) $             -  $          5,470
                                               ===============  ================  ===============  ================

                                       17

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 3.  BUSINESS COMBINATIONS, CONTINUED

Results of operations for the year ending December 31, 2001, as if the combination with First Western Bank had occurred on January 1, 2001, are summarized below.



                                                MOUNTAINBANK
                                                  FINANCIAL           FIRST
                                                 CORPORATION         WESTERN                           PRO FORMA
                                               & SUBSIDIARIES         BANK          ADJUSTMENTS        COMBINED
                                               ---------------  ----------------  ---------------  ----------------

2001
----

Interest income                                $        29,906  $          6,237  $           281  $         36,424
Interest expense                                        16,621             2,665                -            19,286
                                               ---------------  ----------------  ---------------  ----------------
       Net interest income                              13,285             3,572              281            17,138

Provision for credit loss                                3,347               905                -             4,252
Other income                                             2,994               771                -             3,765
Other expense                                            9,206             4,303              133            13,642
                                               ---------------  ----------------  ---------------  ----------------
       Income (loss) before income taxes                 3,726              (865)             148             3,009

Income taxes (benefit)                                   1,216              (294)              58               980
                                               ---------------  ----------------  ---------------  ----------------
       Net income (loss)                       $         2,510  $           (571) $            90  $          2,029
                                               ===============  ================  ===============  ================



NOTE 4.  RESTRICTIONS ON CASH

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $4,190 and $1,508 for the periods including December 31, 2002 and 2001, respectively.

NOTE 5.  SECURITIES

Debt and equity  securities have been classified in the balance sheets according
to   management's    intent.   The   carrying   amounts   of   securities   (all
available-for-sale) and their approximate fair values at December 31 follow:



                                                   AMORTIZED        UNREALIZED       UNREALIZED           FAIR
2002                                                 COST              GAINS           LOSSES             VALUE
----                                           ---------------  ----------------  ---------------  ----------------

   AVAILABLE FOR SALE

   U.S. Government agency securities             $       3,000    $           16    $           -    $        3,016
   State and municipal securities                            -                 -                -                 -
   Mortgage-backed securities                           61,397               343               18            61,722
   Equity securities                                     9,078                 -               85             8,993
                                                 -------------    --------------    -------------    --------------
                                                 $      73,475    $          359    $         103    $       73,731
                                                 =============    ==============    =============    ==============


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5.  SECURITIES, CONTINUED

2001
----

   AVAILABLE FOR SALE

   U.S. Government agency securities             $       7,177    $            -    $          15    $        7,162
   State and municipal securities                        3,721                40                6             3,755
   Mortgage-backed securities                           23,632               239              162            23,709
   Equity securities                                     8,703                 -                -             8,703
                                                 -------------    --------------    -------------    --------------
                                                 $      43,233    $          279    $         183    $       43,329
                                                 =============    ==============    =============    ==============



Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB") and The Bankers Bank which are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLB. The Bank's stock in The Bankers Bank is restricted in the fact that the stock may only be repurchased by that company.

Investment securities with amortized cost of approximately $30,000 and $13,000 at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31 were as follows:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------


Realized gains, available for sale securities                   $            314  $           121  $              -
Realized losses, available for sale securities                               (49)               -                 -
                                                                ----------------  ---------------  ----------------
                                                                $            265  $           121  $              -
                                                                ================  ===============  ================



The scheduled maturities of investment securities (all available for sale) at December 31, 2002 were as follows:


                                                                                     AMORTIZED           FAIR
                                                                                       COST              VALUE
                                                                                  ---------------  ----------------

Due in one year or less                                                           $             -  $              -
Due after one year through five years                                                      10,903            10,917
Due after five years through ten years                                                        402               404
Due after ten years                                                                        53,092            53,417
Equity securities                                                                           9,078             8,993
                                                                                  ---------------  ----------------
                                                                                  $        73,475  $         73,731
                                                                                  ===============  ================



MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 6.  LOANS RECEIVABLE

The major components of loans, including loans held for sale, in the balance sheets at December 31 were as follows:


                                                                                       2002              2001
                                                                                  ---------------  ----------------

Commercial                                                                        $        93,360  $         81,388
Real estate:
   Construction and land development                                                      119,944            89,587
   Residential, 1-4 families                                                              158,945            99,227
   Residential, 5 or more families                                                         11,009             4,326
   Farmland                                                                                 1,846             1,959
   Nonfarm, nonresidential                                                                290,811           177,319
Agricultural                                                                                  110               403
Consumer                                                                                   25,371            32,468
Other                                                                                       9,988             5,607
                                                                                  ---------------  ----------------
                                                                                          711,384           492,284

Unearned loan origination fees, net of costs                                                 (903)           (1,299)
                                                                                  ---------------  ----------------
                                                                                          710,481           490,985

Allowance for loan losses                                                                 (11,192)           (7,113)
                                                                                  ---------------  ----------------
                                                                                  $       699,289  $        483,872
                                                                                  ===============  ================




NOTE 7.  ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses is as follows:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

BALANCE, BEGINNING                                              $          7,113  $         3,007  $          1,247

Provision charged to expense                                               5,300            3,347             1,905
Recoveries of amounts charged off                                            228               15                 5
Amounts charged off                                                       (1,449)            (486)             (150)
Allowance of acquired bank at date
   of acquisition                                                              -            1,230                 -
                                                                ----------------  ---------------  ----------------
BALANCE, ENDING                                                 $         11,192  $         7,113  $          3,007
                                                                ================  ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 7.  ALLOWANCE FOR LOAN LOSSES, CONTINUED

The following is a summary of information pertaining to impaired loans at December 31:


                                                                                        2002             2001
                                                                                  ---------------  ----------------

Impaired loans without a valuation allowance                                      $             -  $              -
Impaired loans with a valuation allowance                                                   1,563             1,712
                                                                                  ---------------  ----------------
         Total impaired loans                                                     $         1,563  $          1,712
                                                                                  ===============  ================

Valuation allowance related to impaired loans                                     $           551  $            806
                                                                                  ===============  ================





Nonaccrual loans and loans past due more than 90 days at December 31, 2002 were approximately $2,900 and $18, respectfully. The average annual recorded investment in impaired loans and interest recognized on impaired loans is summarized below:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

Average investment in impaired loans                            $          1,569  $           532  $             21
                                                                ================  ===============  ================
Interest income recognized for the year                         $            126  $           121  $              1
                                                                ================  ===============  ================
Interest income recognized on a cash basis for the year         $            126  $           121  $              1
                                                                ================  ===============  ================



The Company is not committed to lend additional funds to debtors whose loans have been modified.

NOTE 8.  PROPERTY AND EQUIPMENT

COMPONENTS OF PROPERTY AND EQUIPMENT

Components of property and equipment and total accumulated depreciation at December 31 are as follows:



                                                                                       2002              2001
                                                                                  ---------------  ----------------

Land, buildings and improvements                                                  $         5,112  $          5,071
Furniture and equipment                                                                     6,374             3,286
                                                                                  ---------------  ----------------
       Property and equipment, total                                                       11,486             8,357

Less accumulated depreciation                                                               2,435             1,153
                                                                                  ---------------  ----------------
       Property and equipment, net of depreciation                                $         9,051  $          7,204
                                                                                  ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 8.  PROPERTY AND EQUIPMENT, CONTINUED

CAPITAL LEASE

The Bank leases its original banking office under the provisions of an agreement with the Chairman of the Company's Board of Directors which is accounted for as a capital lease. Minimum lease payments relating to the building have been capitalized as its cost. The lease calls for monthly payments of $7 per month for the first five years of the term with five-year segment adjustments based on changes in the CPI, and expires June 30, 2017. The lease also provides the Bank an option for two consecutive five-year renewal periods at the expiration of the original 20 year term. The banking office under capital lease at December 31, 2002 has a cost of $837, accumulated amortization of $231 and a net book value of $606. Amortization relating to the leased property is included in depreciation expense.

The future minimum lease payments under capital leases and the net present value of the future minimum lease payments at December 31 are as follows:

                                              2002              2001
                                         ---------------  ----------------

Total minimum lease payments             $         1,317  $          1,246
Amount representing interest                        (599)             (510)
                                         ---------------  ----------------
Obligation under capital lease           $           718  $            736
                                         ===============  ================

OPERATING LEASES

The Bank leases fourteen branch facilities under agreements accounted for as operating leases. These leases will expire between March 2003 and August 2008.

The Bank also leases a branch and its operations center under agreements accounted for as operating leases with the Chairman of the Company's Board of Directors. These leases will expire December 31, 2003 and April 30, 2011, respectively. The monthly lease payments are $5 and $3.

Rental expense under operating leases was $499, $307 and $168 for 2002, 2001 and 2000, respectively. Future minimum commitments under noncancellable leases are as follows:
                                   OPERATING               CAPITAL
                                    LEASES                  LEASES
                                ----------------  ---------------

          2003                  $            604  $            99
          2004                               516               90
          2005                               510               90
          2006                               413               90
          2007                               226               90
       Thereafter                            243              858
                                ----------------  ---------------
                                $          2,512  $         1,317
                                ================  ===============

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 9.  DEPOSITS

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2002 and 2001 was $180,216 and $120,512, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

                   2003                  $        416,288
             2004 through 2005                     12,372
             2006 through 2008                      1,782
                                         ----------------
                                         $        430,442
                                         ================

NOTE 10.  SHORT-TERM DEBT

Short-term debt consists of overnight borrowings from the Federal Home Loan Bank, fed funds purchased, and securities sold under agreements to repurchase, which generally mature within one to four days from the transaction date. Additional information is summarized below:



                                                                2002              2001
                                                          ---------------  ----------------

Outstanding balance at December 31                        $        39,204  $          6,490
                                                          ===============  ================
Year-end weighted average rate                                      1.24%             1.93%
                                                          ===============  ================
Daily average outstanding during the period               $         9,765  $          5,374
                                                          ===============  ================
Average rate for the period                                         1.49%             3.65%
                                                          ===============  ================
Maximum outstanding at any month-end during the period    $        39,204  $         10,840
                                                          ===============  ================



The Company has established various credit facilities to provide additional liquidity if and as needed. These consist of unsecured lines of credit in the aggregate amount of $18,500 and secured lines of credit of approximately $62,500.

NOTE 11.  LONG-TERM DEBT

Components of long-term debt at December 31 are as follows:

                                                    2002            2001
                                                  ------------    ------------

Federal Home Loan Bank advances                   $     46,500    $     36,500
Other borrowings                                             -           6,500
Debt valuation allowance resulting from merger            (290)           (367)
                                                  ------------    ------------
                                                  $     46,210    $     42,633
                                                  ============    ============

The advances from the Federal Home Loan Bank of Atlanta consist of three separate notes of $11,500, $25,00 and $10,000 that bear interest at fixed rates of 4.25%, 4.53% and 1.15%, respectively. The notes mature October 3, 2011, April 18, 2011 and December 24, 2007, respectively. These notes are collateralized by commercial real estate and 1-4 family mortgage loans in the amount of $331,017.

NOTE 12. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES

MountainBank Capital Trust I, a statutory business trust (the "Trust"), was created by the Company on June 28, 2002, at which time the Trust issued $20,000 in aggregate liquidation amount of $1 par value preferred capital trust securities which mature June 30, 2032. Distributions are payable on the securities at a floating rate equal to the 3-month London Interbank Offered Rate ("LIBOR") plus 3.65%, capped at 12%, and the securities may be prepaid at par by the Trust at any time after June 30, 2007. The principal assets of the Trust are $20.6 million of the Company's junior subordinated debentures which mature on June 30, 2032, and bear interest at a floating rate equal to the 3-month LIBOR plus 3.65%, capped at 12%, and which are callable by the Company after June 30, 2007. All $619 thousand in aggregate liquidation of the Trust's common securities are held by the Company.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 12. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES, CONTINUED

The Trust's preferred securities and common securities may be included in the Company's Tier I capital for regulatory capital adequacy purposes to the extent that they do not exceed 33.3% of the Company's total Tier I capital excluding these securities. Amounts in excess of this ratio will not be considered Tier I capital but may be included in the calculation of the Company's total risk-based capital ratio. The Company's obligations with respect to the issuance of the Trust's preferred securities and common securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the preferred securities and common securities. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust's preferred trust securities and common securities.

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:


                                                       DECEMBER 31, 2002                   DECEMBER 31, 2001
                                                       -----------------                   -----------------
                                                   CARRYING            FAIR           CARRYING            FAIR
                                                    AMOUNT             VALUE           AMOUNT             VALUE
                                                 -------------    --------------    -------------    --------------

FINANCIAL ASSETS
   Cash and cash equivalents                     $      10,229    $       10,229    $      10,126    $       10,126
   Interest-bearing deposits                            16,393            16,393              525               525
   Securities, available-for-sale                       73,731            73,731           43,329            43,329
   Restricted equity securities                          3,746             3,746            2,058             2,058
   Loans, net of allowance for loan losses             699,289           708,692          483,872           492,331

FINANCIAL LIABILITIES
   Deposits                                            677,269           680,285          467,507           464,777
   Short-term debt                                      39,204            39,204            6,490             6,490
   Long-term debt                                       46,928            47,657           43,369            45,868
   Junior subordinated debentures                       20,000            20,000                -                 -

OFF-BALANCE-SHEETS ASSETS (LIABILITIES)
   Commitments to extend credit and
     standby letters of credit                               -                 -                -                 -


NOTE 14.  EARNINGS PER SHARE

The following table details the computation of basic and diluted earnings per share:


                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

Net income available to common stockholders                     $          5,705  $         2,510  $          1,056
                                                                ================  ===============  ================

Net income                                                      $          6,158  $         2,510  $          1,056
                                                                ================  ===============  ================

Weighted average common shares outstanding                             3,128,805        2,256,780         2,041,711
EFFECT OF DILUTIVE SECURITIES, OPTIONS                                   760,158          216,560           195,434
                                                                ----------------  ---------------  ----------------
Weighted average common shares outstanding, diluted                    3,888,963        2,473,340         2,237,145
                                                                ================  ===============  ================

Basic earnings per share                                        $           1.82  $          1.11  $           .52
                                                                ================  ===============  ================
Diluted earnings per share                                      $           1.58  $          1.01  $           .48
                                                                ================  ===============  ================

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 15.  STOCK OPTIONS

The Company maintains a qualified incentive stock option plan which reserves up to 224,502 common shares for the benefit of certain of the Company's employees. Options granted under this plan are exercisable at no less than fair market value of the Company's common stock at the date of grant, vest according to the terms of each particular grant and expire in no more than ten years.

The Company also maintains a non-qualified stock option plan which reserves up to 224,502 common shares for purchase by directors. Options granted under this plan are exercisable at no less than fair market value of the Company's common stock at the date of grant, vest according to the terms of each particular grant and expire in no more than ten years.

Options have been adjusted to reflect stock splits and dividends.

Activity under Company plans during the periods ended December 31 is summarized below:



                                                       QUALIFIED PLAN                   NON-QUALIFIED PLAN
                                                  -------------------------          --------------------------
                                                  AVAILABLE                          AVAILABLE
                                                  FOR GRANT          GRANTED         FOR GRANT          GRANTED
                                                  ---------          -------         ---------          -------

BALANCE, DECEMBER 31, 1999                               -            85,651                -            73,693

   Amendment to plan                                63,268                 -           63,268                 -
   Granted                                         (51,864)           51,864          (63,268)           63,268
   Exercised                                             -            (2,201)               -                 -
   Forfeited                                         4,260            (4,260)               -                 -
   Stock split                                       3,916            32,764                -            34,240
                                                   -------           -------          -------           -------
BALANCE, DECEMBER 31, 2000                          19,580           163,818                -           171,201

   Options converted at acquisition                      -            47,333                -            68,750
   Granted                                               -                 -                -                 -
   Exercised                                             -            (1,967)               -           (12,170)
   Forfeited                                         4,595            (4,595)               -                 -
   Stock split                                       4,835            40,918                -            45,560
                                                   -------           -------          -------           -------
BALANCE, DECEMBER 31, 2001                          29,010           245,507                -           273,341

   Granted                                         (10,000)           10,000                -                 -
   Exercised                                             -           (18,711)               -           (10,460)
   Forfeited                                        25,179           (25,179)           8,320            (8,320)
                                                   -------           -------          -------           -------
BALANCE, DECEMBER 31, 2002                          44,189           211,617            8,320           254,561
                                                   =======           =======          =======           =======


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 15.  STOCK OPTIONS, CONTINUED

Additional information related to options is detailed below:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

OUTSTANDING OPTIONS:
   Weighted average exercise price, beginning of the year       $          11.17  $          8.78  $           6.49
   Weighted average exercise price, end of the year             $          11.28  $         11.17  $           8.78
   Range of exercise prices:
     From                                                       $           5.09  $          5.09  $           5.09
     To                                                         $          25.00  $         18.33  $          13.33
   Weighted averaged remaining contractual life in months                                      75               100

EXERCISABLE OPTIONS OUTSTANDING AT DECEMBER 31:
   Number                                                                367,470          349,687           213,964
   Weighted average exercise price                              $          10.69  $         10.18  $           5.97

WEIGHTED AVERAGE EXERCISE PRICE OF OPTIONS:
   Granted during the year                                      $          25.00  $             -  $          13.33
   Exercised during the year                                    $          11.37  $          5.28  $           5.93
   Forfeited during the year                                    $          15.53  $         12.30  $           8.98
   Expired during the year                                      $              -  $             -  $              -

GRANT-DATE FAIR VALUE:
   Options granted during the year                              $             78  $             -  $            919

SIGNIFICANT ASSUMPTIONS USED IN DETERMINING FAIR
   VALUE OF OPTIONS GRANTED:
   Risk-free interest rate                                                 3.75%                -             5.25%
   Expected life in years                                                     10                -                10
   Expected dividends                                                          -                -                 -
   Expected volatility                                                     0.16%                -             0.85%

RESULTS OF OPERATIONS:
   Compensation cost recognized in income for all
     stock-based compensation awards                            $              -  $             -  $              -
                                                                ================  ===============  ================
   Pro forma net income, based on SFAS No. 123                  $          5,654  $         2,510  $            450
                                                                ================  ===============  ================
   Pro forma basic earnings per common share,
     based on SFAS No. 123                                      $           1.81  $          1.11  $          0.22
                                                                ================  ===============  ================
   Pro forma diluted earnings per common share,
     based on SFAS No. 123                                      $           1.45  $          1.01  $          0.20
                                                                ================  ===============  ================



NOTE 16.  BENEFIT PLANS

DEFINED CONTRIBUTION PLANS

The Company maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees at least 21 years of age who have completed three months of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Company may make additional contributions at the discretion of the Board of Directors. The Company contribution was approximately $74, $33, and $25 for 2002, 2001 and 2000, respectively.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 16.  BENEFIT PLANS, CONTINUED

CAFETERIA PLAN

The Company adopted a cafeteria plan which provides its employees with a choice between compensation and certain qualified benefit plans including medical reimbursement, group accident and health insurance, dependent care assistance, and group term life insurance. The Company's only expense relating to this plan relates to administration costs.

NOTE 17.  INCOME TAXES

CURRENT AND DEFERRED INCOME TAX COMPONENTS

The components of income tax expense are as follows:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

Current                                                         $          4,830  $         2,268  $          1,119
Deferred                                                                    (965)          (1,052)             (490)
Deferred tax asset valuation allowance change                                  -                -               (46)
                                                                ----------------  ---------------  ----------------
                                                                $          3,865  $         1,216  $            583
                                                                ================  ===============  ================



RATE RECONCILIATION

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:



                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------


Tax at statutory federal rate                                   $          3,408  $         1,267  $            557
State income tax, net of federal benefit                                     498              196                81
Tax exempt income                                                           (192)            (138)               (6)
Other                                                                        151             (109)               (3)
Deferred tax asset valuation allowance change                                  -                -               (46)
                                                                ----------------  ---------------  ----------------
                                                                $          3,865  $         1,216  $            583
                                                                ================  ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17.  INCOME TAXES, CONTINUED

DEFERRED INCOME TAX ANALYSIS

The significant components of net deferred tax assets are summarized as follows:


                                                      2002              2001
                                                 ---------------  ----------------

Deferred tax assets
   Allowance for loan losses                     $         4,071  $          2,476
   Pre-opening expenses                                        -                32
   Net operating losses of acquired company                    -               260
   Accrued expenses                                          118                26
   Other                                                       -                 8
                                                 ---------------  ----------------
       Deferred tax asset                                  4,189             2,802
                                                 ---------------  ----------------

Deferred tax liabilities
   Net unrealized appreciation on securities
     available for sale                                      (87)              (33)
   Other securities basis adjustment                        (330)             (414)
   Purchase accounting adjustments                          (406)             (336)
   First Home Loan Bank stock dividends                      (50)              (51)
   Depreciation                                             (546)              (80)
   Accretion of bond discount                                  -               (33)
   Other                                                      (4)                -
                                                 ---------------  ----------------
       Deferred tax liabilities                           (1,423)             (947)
                                                 ---------------  ----------------
       Net deferred tax asset                    $         2,766  $          1,855
                                                 ===============  ================



NOTE 18.  COMMITMENTS AND CONTINGENCIES

LITIGATION

In the normal course of business the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of commitments (approximately) at December 31 is as follows:


                                            2002              2001
                                       ---------------  ----------------

Commitments to extend credit           $        96,723  $         74,678
Standby letters of credit                          590             5,294
                                       ---------------  ----------------
                                       $        97,313  $         79,972
                                       ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



NOTE 18.  COMMITMENTS AND CONTINGENCIES, CONTINUED

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in the Loans Receivable note. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Company generally does not extend credit to any single borrower or group of related borrowers in excess of approximately $4,500. Although the Company has a reasonably diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in and around its market area. A significant amount of the real estate loans set forth in the Loans Receivable note are secured by commercial real estate. In addition, the Bank has a loan concentration relating to customers who are in the business of land development and loans secured by commercial real estate. Total loans to this industrial group amounted to approximately $374,500 at December 31, 2002 and $242,500 at December 31, 2001.

The Company from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

OTHER COMMITMENTS

The Company has entered into employment agreements with certain of its key officers covering duties, salary, benefits, provisions for termination and Company obligations in the event of merger or acquisition.

NOTE 19.  REGULATORY RESTRICTIONS

DIVIDENDS

The Company's dividend payments are made from dividends received from the Bank. The Bank, as a North Carolina chartered bank, may pay dividends only out of its undivided profits as determined pursuant to North Carolina General Statutes
Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 19.  REGULATORY RESTRICTIONS, CONTINUED

INTERCOMPANY TRANSACTIONS

The Bank's legal lending limit on loans to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $6,500 at December 31, 2002. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2002.

CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Bank met the criteria to be considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 19.  REGULATORY RESTRICTIONS, CONTINUED

CAPITAL REQUIREMENTS, CONTINUED

The Company and Bank's actual capital amounts and ratios are also presented in the table.



                                                                                                    MINIMUM
                                                                         MINIMUM                  TO BE WELL
                                                                        REQUIRED               CAPITALIZED UNDER
                                                                       FOR CAPITAL             PROMPT CORRECTIVE
                                               ACTUAL               ADEQUACY PURPOSES          ACTION PROVISIONS
                                         --------------------      -------------------       --------------------
                                         AMOUNT         RATIO       AMOUNT        RATIO       AMOUNT        RATIO
                                         ------         -----       ------        -----       ------        -----

DECEMBER 31, 2002
   Total Capital
     (to Risk-Weighted Assets)
       Consolidated                   $      76,864     10.84%  $      56,737      8.00%             n/a        n/a
       MountainBank                   $      70,986     10.01%  $      56,725      8.00%  $       70,906     10.00%
   Tier I Capital
     (to Risk-Weighted Assets)
       Consolidated                   $      63,960      9.02%  $      28,369      4.00%             n/a        n/a
       MountainBank                   $      62,094      8.76%  $      28,363      4.00%  $       42,544      6.00%
   Tier I Capital
     (to Average Assets)
       Consolidated                   $      63,960      8.09%  $      31,608      4.00%             n/a        n/a
       MountainBank                   $      62,094      7.85%  $      31,644      4.00%  $       39,555      5.00%

DECEMBER 31, 2001
   Total Capital
     (to Risk-Weighted Assets)
       Consolidated                   $      40,570      8.01%  $      40,542      8.00%             n/a        n/a
       MountainBank                   $      44,842      8.87%  $      40,443      8.00%  $       50,554     10.00%
   Tier I Capital
     (to Risk-Weighted Assets)
       Consolidated                   $      34,230      6.75%  $      20,271      4.00%             n/a        n/a
       MountainBank                   $      38,507      7.62%  $      20,222      4.00%  $       30,332      6.00%
   Tier I Capital
     (to Average Assets)
       Consolidated                   $      34,230      7.49%  $      18,269      4.00%             n/a        n/a
       MountainBank                   $      38,507      8.43%  $      18,269      4.00%  $       22,836      5.00%




MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 20.  TRANSACTIONS WITH RELATED PARTIES

LOANS

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate loan transactions with related parties were as follows:

                                  2002               2001
                             ---------------  ----------------

BALANCE, BEGINNING           $         7,484  $          3,339

New loans                             21,580             6,386
Repayments                            (9,881)           (4,884)
Relationship changes                  (1,600)            2,643
                             ---------------  ----------------
BALANCE, ENDING              $        17,583  $          7,484
                             ===============  ================

At December 31, 2002, the balance included $8,500 to an individual director and the director's related interests.

BUILDING LEASE

The Company has entered into certain lease agreements with the Chairman of the Company's Board of Directors for the rental of bank buildings and office space for bank operations. (See also the Property and Equipment note).

MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 21.  PARENT COMPANY FINANCIAL INFORMATION

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001


                                                                                       2002              2001
                                                                                  ---------------  ----------------

ASSETS
   Cash due from banks                                                            $           546  $          2,231
   Investment in affiliates                                                                70,712            41,292
   Other assets                                                                             1,561               164
                                                                                  ---------------  ----------------
       Total assets                                                               $        72,819  $         43,687
                                                                                  ===============  ================

LIABILITIES
   Junior subordinated debentures                                                 $        20,000  $              -
   Long-term debt                                                                               -             6,500
   Interest payable                                                                             -                69
   Other liabilities                                                                          351               103
                                                                                  ---------------  ----------------
       Total liabilities                                                                   20,351             6,672
                                                                                  ---------------  ----------------

STOCKHOLDERS' EQUITY
   Preferred stock                                                                         10,062             2,224
   Common stock                                                                            12,802            12,451
   Surplus                                                                                 20,038            18,584
   Retained earnings                                                                        9,397             3,692
   Accumulated other comprehensive income                                                     169                64
                                                                                  ---------------  ----------------
       Total stockholders' equity                                                          52,468            37,015
                                                                                  ---------------  ----------------
       Total liabilities and stockholders' equity                                 $        72,819  $         43,687
                                                                                  ===============  ================




                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                       2002              2001
                                                                                  ---------------  ----------------
INCOME
   Dividends from affiliate bank                                                  $           350  $              -
   Other income                                                                                 4                 -
                                                                                  ---------------  ----------------
                                                                                              354                 -
                                                                                  ---------------  ----------------
EXPENSES
   Professional fees                                                                          303               113
   Interest                                                                                   802               223
   Other expenses                                                                             146               156
                                                                                  ---------------  ----------------
       Total expenses                                                                       1,251               492
                                                                                  ---------------  ----------------
       Loss before tax benefit and equity in
         undistributed income of affiliate                                                   (897)             (492)

INCOME TAX BENEFIT                                                                           (416)             (161)
                                                                                  ---------------  ----------------
       Loss before equity in
         undistributed income of affiliate                                                   (481)             (331)

EQUITY IN UNDISTRIBUTED INCOME OF AFFILIATE                                                 6,639             2,841
                                                                                  ---------------  ----------------
       Net income                                                                 $         6,158  $          2,510
                                                                                  ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 21.  PARENT COMPANY FINANCIAL INFORMATION, CONTINUED

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



                                                                                       2002              2001
                                                                                  ---------------  ----------------


CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                     $         6,158  $          2,510
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Equity in undistributed income of affiliates                                        (6,639)           (2,841)
       Net change in other assets                                                          (1,397)             (164)
       Net change in interest payable                                                         (69)               69
       Net change in other liabilities                                                         96               103
                                                                                  ---------------  ----------------
         Net cash used by operating activities                                             (1,851)             (323)
                                                                                  ---------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliate                                                                (21,189)           (6,249)
                                                                                  ---------------  ----------------
         Net cash used by investing activities                                            (21,189)           (6,249)
                                                                                  ---------------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in long-term debt                                                            (6,500)            6,500
   Junior subordinated debentures                                                          20,000                 -
   Preferred stock issued                                                                   7,838             2,224
   Common stock issued                                                                        319                79
   Dividends paid                                                                            (302)                -
                                                                                  ---------------  ----------------
         Net cash provided by financing activities                                         21,355             8,803
                                                                                  ---------------  ----------------
         Net (decrease) increase in cash and cash equivalents                              (1,685)            2,231

CASH AND DUE FROM BANKS, BEGINNING                                                          2,231                 -
                                                                                  ---------------  ----------------
CASH AND DUE FROM BANKS, ENDING                                                   $           546  $          2,231
                                                                                  ===============  ================


MOUNTAINBANK FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 22.  QUARTERLY DATA


                                                            YEARS ENDED DECEMBER 31,
                             -------------------------------------------------------------------------------------
                                                2002                                        2001
                             -----------------------------------------   -----------------------------------------
                              FOURTH      THIRD     SECOND      FIRST     FOURTH      THIRD     SECOND      FIRST
                              QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Interest and dividend income $  13,096  $  11,785  $  10,863  $  10,539  $   7,868  $   8,969  $   7,125  $   5,944
Interest expense                (5,006)    (5,204)    (4,440)    (4,293)    (4,013)    (4,947)    (4,182)    (3,479)
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income              8,090      6,581      6,423      6,246      3,855      4,022      2,943      2,465

Provision for loan losses       (1,900)    (1,150)      (950)    (1,300)    (1,150)      (705)      (865)      (627)
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income, after
   provision for loan losses     6,190      5,431      5,473      4,946      2,705      3,317      2,078      1,838

Noninterest income               1,815      1,587      1,450      1,400      1,339        784        504        367
Noninterest expenses            (5,829)    (4,550)    (4,208)    (3,682)    (3,254)    (2,382)    (2,080)    (1,490)
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes       2,176      2,468      2,715      2,664        790      1,719        502        715

Provision for income taxes        (751)      (941)    (1,048)    (1,125)      (167)      (629)      (210)      (210)
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net income                    1,425      1,527      1,667      1,539        623      1,090        292        505
   Preferred stock
     dividends declared           (151)      (151)      (151)         -          -          -          -          -
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Net income available
     to common stockholders  $   1,274  $   1,376  $   1,516  $   1,539  $     623  $   1,090  $     292  $     505
                             =========  =========  =========  =========  =========  =========  =========  =========

Earnings per common share:
   Basic                     $    0.40  $    0.44  $    0.49  $    0.49  $    0.27  $    0.48  $    0.13  $    0.23
                             =========  =========  =========  =========  =========  =========  =========  =========
   Diluted                   $    0.35  $    0.39  $    0.43  $    0.41  $    0.24  $    0.45  $    0.12  $    0.20
                             =========  =========  =========  =========  =========  =========  =========  =========



NOTE 23.  SUBSEQUENT EVENTS

During 2002, the Company entered into an agreement to merge with CNB Holdings, Inc. CNB is headquartered in Pulaski, Virginia, and is the bank holding company for Community National Bank, which operates two banking offices in Pulaski. The transaction is structured whereby CNB will be merged into the Company, Community National Bank will become a wholly-owned subsidiary of the Company, and CNB's shareholders will receive a combination of the Company's common stock and cash (approximately 50% each) valued at approximately $13.50 for each of their shares of CNB common stock, with the actual number of shares of the Company's common stock to be issued for each CNB share to be based on the market value of the Company's common stock immediately prior to completion of the merger. The transaction was approved by CNB's shareholders on March 7, 2003. Consummation of the merger is subject to receipt of required state and federal bank regulatory approvals. Subject to those contingencies, it is expected that the transaction will be completed during the second quarter of 2003.

During 2002, the Company also entered into an agreement to merge with Cardinal Bankshares Corporation. Cardinal is headquartered in Floyd, Virginia, and is the holding company for Bank of Floyd, which operates five banking offices in five southwestern Virginia communities. The Company's shareholders approved the proposed merger at a special meeting held on February 26, 2003. However, at Cardinal's special meeting held on the same date, Cardinal's shareholders failed to approve the transaction. Cardinal terminated the merger agreement on March 5, 2003.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. Dollar amount totals, except per share data, are presented in thousands (PERIODS PRIOR TO 2001 REFLECT MOUNTAINBANK'S OPERATIONS ONLY). Per share data reflects all stock dividends.



                                                                   DECEMBER 31,
                              -------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS              2002             2001              2000             1999              1998
                              --------------   ---------------  ----------------  ---------------  ----------------

Interest income               $       46,283   $        29,906  $         15,822  $         6,752  $          3,479
Interest expense                      18,943            16,621             9,016            3,561             1,765
                              --------------   ---------------  ----------------  ---------------  ----------------
         Net interest income          27,340            13,285             6,805            3,191             1,714
Provision for credit losses            5,300             3,347             1,905              827               471
Other income                           6,252             2,994             1,318              782               469
Other expense                         18,269             9,206             4,579            2,820             1,582
Income taxes                           3,865             1,216               583                0                 0
                              --------------   ---------------  ----------------  ---------------  ----------------
         Net income           $        6,158   $         2,510  $          1,056  $           326  $            130
                              ==============   ===============  ================  ===============  ================

PER SHARE DATA

Basic earnings (loss)         $         1.82    $         1.11  $           0.52  $          0.22  $           0.10
Diluted earnings                        1.58              1.01              0.48             0.19              0.09
Book value                             13.25             11.55              9.73             7.09              5.62
Tangible book value                    11.92             11.18              9.73             7.09              5.62
Cash dividends declared                  n/a               n/a               n/a              n/a               n/a

BALANCE SHEET

Loans and loans held
   for sale, net              $      699,289    $      483,872   $       197,373  $        88,498  $         47,608
Investment securities                 77,477            45,388            35,869           18,755             6,171
Total assets                         841,140           561,123           259,109          127,211            58,634
Deposits                             677,269           467,507           233,338          113,886            50,360
Stockholders' equity                  52,468            37,015            18,210           10,222             6,177
Interest-earning assets              804,351           536,897           249,137          121,330            54,851
Interest-bearing liabilities         718,794           476,178           221,712          109,152            47,075

SELECTED RATIOS

Return on average assets               0.90%             0.66%             0.57%            0.37%             0.30%
Return on average equity              13.07%            12.71%             7.14%            3.93%             2.13%
Cash dividends declared
   per common share                      n/a               n/a               n/a              n/a               n/a
Efficiency ratio                       54.4%             56.6%             56.4%            71.0%             72.4%
Net interest margin                    4.12%             3.60%             3.86%            3.81%             4.16%

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MANAGEMENT'S DISCUSSION AND ANALYSIS
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FORWARD  LOOKING  STATEMENTS  AND FACTORS THAT MAY AFFECT  FUTURE  RESULTS.  The
following discussion contains certain forward-looking statements about the Company's financial condition and results of operations, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) projected growth rates of the company may be lower than historical rates and lower than those projected in our business model; (2) general economic conditions, in the markets in which the Company does business, may deteriorate further as the general U.S. domestic economy remains stagnant;
(3) costs or difficulties related to the integration of acquisitions, or expenses in general, are greater than expected; (4) competitive pressures increase significantly; (5) risks inherent in making loans, including repayment risks and risks associated with collateral values, are greater than expected;
(6) changes in the interest rate environment reduce interest margins and affect funding sources; (7) changes in market rates and prices may adversely affect the value of financial products; (8) any inability to generate liquidity necessary to meet loan demand or other cash needs; (9) any inability to accurately predict the adequacy of the loan loss allowance needs; (10) legislation or regulatory requirements or changes adversely affect the businesses in which the company is engaged; and (11) decisions to change the business mix of the Company.

Management's discussion and analysis is provided to assist in the understanding and evaluation of MountainBank Financial Corporation's (the Company's) financial condition and its results of operations. The following discussion should be read in conjunction with the Company's financial statements and related notes.

CRITICAL ACCOUNTING POLICIES. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States
(GAAP). The notes to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 contain a summary of its significant accounting policies. Management believes the Company's policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, the Company considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the Company's loan portfolio. The allowance is based on two basic principles of accounting: (I) Statement of Financial Accounting Standards ("SFAS") 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (II) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The Company's allowance for loan losses has three basic components: (I) the formula allowance, (II) the specific allowance, and (III) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and the actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
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Accounting  for  intangible  assets is as prescribed  by SFAS 142,  Goodwill and
Other Intangible Assets. The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized while intangible assets with an indefinite useful life are not amortized. Currently, the Company's recognized intangible assets consist primarily of purchased core deposit intangible assets, having estimated useful lives of 10 years, which are being amortized. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows.

Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

     o    the expected use of the asset;

     o the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

     o any legal, regulatory, or contractual provisions that may limit the useful life;

     o any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost;

     o the effects of obsolescence, demand, competition, and other economic factors; and

     o the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot reliably be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment in accordance with SFAS 121 and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed.

Based on the aforementioned testing, the Company has determined that its recorded intangible assets are not impaired.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
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GOVERNMENT  SUPERVISION  AND REGULATION.  GENERAL.  As a registered bank holding company, the Company is subject to the supervision of and regular inspection by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). MountainBank is a North Carolina chartered banking company whose deposits are insured by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund ("BIF"). MountainBank is subject to extensive regulation and examination by the Office of the Commissioner of Banks of the State of North Carolina (the "NC Commissioner") under the direction and supervision of the North Carolina Banking Commission (the "NC Banking Commission") and by the FDIC, which insures its deposits to the maximum extent permitted by law.

In addition to state and federal banking laws, regulations and regulatory agencies, the Company and the Bank are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the Company's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect the Company.

GRAMM-LEACH BLILEY FINANCIAL MODERNIZATION ACT OF 1999. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act") eliminated certain legal barriers separating the conduct of various types of financial service businesses, such as commercial banking, investment banking and insurance in addition to substantially revamping the regulatory scheme within which the Company operates. Under the GLB Act, bank holding companies meeting management, capital and Community Reinvestment Act standards, and that have elected to become a financial holding company, may engage in a substantially broader range of traditionally nonbanking activities than was permissible before enactment, including insurance underwriting and making merchant banking investments in commercial and financial companies. The GLB Act also allows insurers and other financial services companies to acquire banks; removes various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

In addition, the GLB Act also modifies current law related to financial privacy and community reinvestment. The privacy provisions generally will prohibit financial institutions from disclosing nonpublic personal financial information to nonaffiliated third parties unless the customer has the opportunity to decline disclosure.

RESTRICTIONS ON BANK HOLDING COMPANIES. The Federal Reserve is authorized to adopt regulations affecting various aspects of bank holding companies. Under the BHCA, the Company's activities, and those of companies which it controls or in which it holds more than five percent of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The BHCA, as amended by the GLB Act, generally limits the activities of a bank holding company (unless the bank holding company has elected to become a financial holding company) to activities that are closely related to banking and a proper incident thereto.

Generally, bank holding companies are required to obtain prior approval of the Federal Reserve to engage in any new activity not previously approved by the Federal Reserve or to acquire more than five percent of any class of voting stock of any company. The BHCA also requires bank holding companies to obtain the prior approval of the Federal Reserve before acquiring more than five percent of any class of voting stock of any bank which is not already majority-owned by the bank holding company.

The Company is also subject to the North Carolina Bank Holding Company Act of 1984. As required by this state legislation, the Company, by virtue of its ownership of MountainBank, has registered as a bank holding company with the NC Commissioner. The North Carolina Bank Holding Company Act also prohibits the Company from acquiring or controlling certain non-bank banking institutions which have offices in North Carolina.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
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INTERSTATE  BANKING  AND  BRANCHING  LEGISLATION.  Pursuant  to the  Riegle-Neal
Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), which became effective September 29, 1995, a bank holding company may acquire banks in states other than its home state, without regard to the permissibility of such acquisition under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10 percent of the total amount of deposits of insured depository institutions in the United States and no more than 30 percent of such deposits in that state (or such lesser or greater amount set by state law).

The Interstate Banking and Branching Act also authorized banks to merge across state lines, thereby creating interstate branches. Under such legislation, each state had the opportunity either to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in". The State of North Carolina elected to "opt in" to such legislation. Furthermore, pursuant to the Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such de novo branching.

THE USA PATRIOT ACT. After the September 11, 2001 terrorist attacks in New York and Washington, D.C., the United States government acted in several ways to tighten control on activities perceived to be connected to money laundering and terrorist funding. A series of orders were issued which identify terrorists and terrorist organizations and require the blocking of property and assets of, as well as prohibiting all transactions or dealings with, such terrorists, terrorist organizations and those that assist or sponsor them. The USA Patriot Act substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. In addition, the United States Treasury Department issued regulations in cooperation with the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission and the Department of Justice to require customer identification and verification, expand the money-laundering program requirement to the major financial services sectors, including insurance and unregistered investment companies, such as hedge funds, and facilitate and permit the sharing of information between law enforcement and financial institutions, as well as among financial institutions themselves. The United States Treasury Department also has created the Treasury USA PATRIOT Act Task Force to work with other financial regulators, the regulated community, law enforcement and consumers to continually improve the regulations.

SARBANES-OXLEY ACT OF 2002. On July 30, 2002, the Sarbanes-Oxley Act was enacted which addresses corporate governance and securities reporting requirements. Among its requirements are changes in auditing and accounting, executive compensation, certifications by Chief Executive Officers and Chief Financial Officers of certain securities filings, expanded reporting of information in current reports filed with the Securities and Exchange Commission, more detailed reporting information in securities disclosure documents and more timely filings of corporate information. Nasdaq has also proposed corporate governance rules that are intended to allow shareholders to more easily and efficiently monitor the performance of companies and directors.

REGULATION OF MOUNTAINBANK. MountainBank is organized as a North Carolina state chartered bank subject to regulation, supervision and examination by the NC Banking Commission and the FDIC. The federal and state laws and regulations are applicable to required reserves against deposits, allowable investments, loans, mergers, consolidations, issuance of securities, payment of dividends, establishment of branches, limitations on credit to subsidiaries and other aspects of the business of such subsidiaries. The federal and state banking agencies have broad authority and discretion in connection with their supervisory and enforcement activities and examination policies, including policies involving the classification of assets and the establishment of loan loss reserves for regulatory purposes. Such actions by the regulators prohibit member banks from engaging in unsafe or unsound banking practices. The Bank is also subject to certain reserve requirements established by the Federal Reserve Board and is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional banks comprising the FHLB System.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
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

                               TABLE 1. NET INTEREST INCOME AND AVERAGE BALANCES (DOLLARS IN THOUSANDS)

                                         YEAR ENDED                      YEAR ENDED                    YEAR ENDED
                                      DECEMBER 31, 2002               DECEMBER 31, 2001             DECEMBER 31, 2000
                                 ---------------------------   -----------------------------    -----------------------------

                                 AVERAGE    INTEREST   YIELD/  AVERAGE    INTEREST   YIELD/     AVERAGE    INTEREST    YIELD/
                                 BALANCE     INC/EXP   COST    BALANCE    INC/EXP     COST      BALANCE     INC/EXP    COST
                                --------    --------  -----   --------   --------    -------    --------   --------   -------
Interest earning assets:
 Interest bearing deposits
  with other depositories      $ 10,209   $    168    1.65%   $  5,018   $    242      4.82%    $  8,144   $    505    6.20%
 Investment securities           53,058      2,144    4.04%     38,107      2,186      5.74%      27,436      1,865    6.80%
 Bank owned life insurance        5,169        309    5.97%      2,527         86      3.40%           -          -        -
 Federal funds sold              10,740        183    1.70%      7,801        286      3.67%       3,944        241    6.11%
 Loans                          583,917     43,479    7.45%    315,378     27,106      8.59%     136,846     13,210    9.65%
                               --------    -------   ------   --------   --------     ------    --------   --------  -------
   Total interest earning
    assets                      663,093     46,283             368,831     29,906                176,370     15,821
                               --------    -------            --------   --------               --------   --------
   Yield on average interest
    earning assets                                    6.98%                            8.11%                           8.97%
                                                     ======                           ======                         =======

Noninterest earning assets:
 Cash and due from banks         12,616                        4,939                            5,024
 Property and equipment           8,124                        3,071                            1,886
 Interest receivable and other      603                        3,605                            1,839
                               --------                    ---------                         --------
   Total noninterest earning
    assets                       21,343                       11,615                            8,749
                               --------                    ---------                         --------

   Total assets                $684,436                     $380,446                         $185,119
                               ========                    =========                         ========


Interest bearing liabilities:
 Demand deposits               $ 59,599        785   1.32%  $ 18,433        206     1.12%    $ 11,174        152    1.36%
 Savings deposits                88,177      1,885   2.14%    49,112      1,672     3.40%      38,241      1,750    4.58%
 Time deposits                  373,315     13,737   3.68%   234,739     13,404     5.71%     104,427      6,894    6.60%
 Obligation under capital lease     723         59   8.18%       749         56     7.48%         776         68    8.76%
 FHLB advances                   36,968      1,529   4.14%    18,823        864     4.59%           -          -        -
 Notes payable                    2,808        194   6.88%     5,502        223     4.05%           -          -        -
 Trust preferred securities      10,247        609   5.95%         -          -         -           -          -        -
 Fed funds purchased/
  repurchase agreements           9,696        145   1.50%     4,999        196     3.92%       2,586        152    5.88%
                               --------    -------  ------  --------   --------    ------    --------    -------  -------
   Total interest bearing
    liabilities                 581,533     18,943           332,357     16,621               157,204      9,016
                               --------    -------          --------   --------              --------    -------
   Cost on average interest
     bearing liabilities                             3.26%                          5.00%                           5.74%
                                                    ======                         ======                         =======

Noninterest bearing liabilities:
 Demand deposits                 50,321                       23,241                           11,079
 Interest payable and other       5,457                        5,096                            2,036
                              ---------                    ----------                       ---------
   Total noninterest bearing
     liabilities                 55,778                       28,337                           13,115
                               --------                     --------                         --------
   Total liabilities            637,311                      360,694                          170,319
Stockholders' equity             47,125                       19,752                           14,800
                               --------                     --------                         --------
   Total liabilities and
   stockholders' equity        $684,436                     $380,446                         $185,119
                               ========                     ========                         ========
Net interest income                       $27,340                    $ 13,285                           $ 6,805
                                          =======                    ========                           =======
Net yield on interest
  earning assets                                  4.12%                            3.60%                           3.86%
                                                 ======                           ======                         =======



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MANAGEMENT'S DISCUSSION AND ANALYSIS
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
          TABLE 2. RATE/VOLUME VARIANCE ANALYSIS (DOLLARS IN THOUSANDS)

                                              2002 COMPARED TO 2001                  2001 COMPARED TO 2000
                                      -------------------------------------  --------------------------------------
                                       INTEREST                                INTEREST
                                        INCOME/                                 INCOME/
                                       INTEREST           VARIANCE             INTEREST            VARIANCE
                                        EXPENSE        ATTRIBUTABLE TO          EXPENSE         ATTRIBUTABLE TO
                                       VARIANCE       RATE         VOLUME      VARIANCE       RATE        VOLUME
                                      -----------  -----------  -----------  ----------   -----------   -----------
Interest earning assets:
Interest bearing deposits in other
   depositories                       $       (74) $      (324) $       250  $      (263) $       (69)  $      (194)
Investment securities                         (42)        (903)         861          321         (492)          813
Bank owned life insurance                     223          133           90           86            -            86
   Federal funds sold                        (103)        (212)         109           45         (190)          235
   Loans                                   16,373       (6,656)      23,029       13,896       (3,343)       17,239
                                      -----------  -----------  -----------  -----------  -----------   -----------
     Total                                 16,377       (7,962)      24,339       14,085       (4,094)       18,179
                                      -----------  -----------  -----------  -----------  -----------   -----------
Interest bearing liabilities:
   Demand deposits                            579          118          461           54          (44)           98
   Savings deposits                           213       (1,109)       1,322          (78)        (578)          500
   Time deposits                              333       (7,579)       7,912        6,510       (2,089)        8,599
   Obligation under capital lease               3            5           (2)         (12)         (10)           (2)
   Federal funds purchased/
     repurchase agreements                    (51)        (235)         184           44          (98)          142
   FHLB advances                              665         (168)         833          864            -           864
   Trust preferred securities                 609            -          609            -            -             -
   Notes payable                              (29)          80         (109)         223            -           223
                                      -----------  -----------  -----------  -----------  -----------   -----------
     Total                                  2,322       (8,888)      11,210        7,605       (2,819)       10,424
                                      -----------  -----------  -----------  -----------  -----------   -----------
     Net interest income              $    14,055  $       926  $    13,129  $     6,480  $    (1,275)  $     7,755
                                      ===========  ===========  ===========  ===========  ===========   ===========

ANALYSIS OF FINANCIAL CONDITION. Average earning assets increased 79.78% from 2001 to 2002. Average earning assets represented 96.88% of total average assets at December 31, 2002 compared to 96.95% at the end of 2001. All categories of average assets increased during 2002. Average loans increased $268.5 million or 85.15% over 2001. Table 3 illustrates the growth of various balance sheet components.


                TABLE 3. AVERAGE ASSET MIX (DOLLARS IN THOUSANDS)

                                                       FOR THE YEAR ENDED                 FOR THE YEAR ENDED
                                                        DECEMBER 31, 2002                  DECEMBER 31, 2001
                                                 -------------------------------  ---------------------------------
                                                    AVERAGE                            AVERAGE
                                                    BALANCE              %             BALANCE              %
                                                 -------------  ----------------   --------------  ----------------
EARNING ASSETS:
   Loans, net                                    $     583,917            85.31%   $      315,378            82.90%
   Investment securities                                53,058             7.75%           38,107            10.02%
   Bank owned life insurance                             5,169             0.76%            2,527             0.66%
   Federal funds sold                                   10,740             1.57%            7,801             2.05%
   Interest bearing deposits with depositories          10,209             1.49%            5,018             1.32%
                                                 -------------  ----------------   --------------  ----------------
     Total earning assets                              663,093            96.88%          368,831            96.95%
                                                 -------------  ----------------   --------------  ----------------
NON EARNING ASSETS:
   Cash and due from banks                              12,616             1.84%            4,939             1.29%
   Property and equipment                                8,124             1.19%            3,071             0.81%
   Other assets                                            603             0.09%            3,605             0.95%
                                                 -------------  ----------------   --------------  ----------------
     Total non earning assets                           21,343             3.12%           11,615             3.05%
                                                 -------------  ----------------   --------------  ----------------
     Total assets                                $     684,436  $        100.00%   $      380,446           100.00%
                                                 =============  ================   ==============  ================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


During 2002, average net loans represented 85.31% of total average assets compared to 82.90% for fiscal 2001. Loan production continued at a rapid pace during 2002 and as a result, loan assets comprised a larger percentage of the total asset base for the year. It is management's continued intent to grow the Company's balance sheet by first growing its loan portfolio, rather than growing its liability base first and investing in lower yielding assets until loans can be produced. Management believes this to be the most cost effective strategy for profitable growth. Management anticipates loan growth to slow considerably during 2003 as credit standards and underwriting criteria are expected to be tightened in light of current economic conditions. However, as the Company's geographic market area continues to expand, access to high quality loans is expected to continue to drive overall growth.

On December 31, 2001, the Company completed the acquisition of First Western Bank. In addition to expanding the Company's operations in contiguous markets, one of the primary reasons for the acquisition was that First Western maintained excess equity on their balance sheet. As a result of the acquisition, the Company's equity ratios were enhanced and existing Company shareholders' book value increased. Also, as a result of completing systems and operations integration more rapidly than management originally projected and the Company's ability to leverage First Western's capital more quickly than was originally projected, this acquisition has not been dilutive to the Company's earnings per share during 2002.

NET INTEREST INCOME. The Company's primary source of income is net interest income. It is defined as the difference between income generated by the earning assets less expense incurred on its interest bearing liabilities. Table 1 summarizes the major components of net interest income for the years ended December 31, 2002, 2001 and 2000. Compared with 2001, net interest income more than doubled during 2002, increasing 105.80% or $14.1 million, principally as a result of overall growth of the Company's balance sheet. During 2002, net interest income increased primarily as a result of overall increases in balance volume, coupled with an increased net interest margin. During the period, both asset yields and liability costs declined along with the general decline experienced in interest rates over the course of the year. Asset yields fell 113 basis points while liability costs declined 174 basis points resulting in an increase in the Company's net interest margin of 52 basis points. The increase in net interest margin was considered by management to be more correlated to changes in liability mix and pricing than in asset pricing. With interest rates at their lowest point in decades, management expects deposit rates to be increasingly difficult to lower if interest rates decline further over the coming months. Accordingly, while the company experienced an increase in its net interest margin during 2002, contraction of the company's net interest margin is anticipated with any further decline in the overall interest rate environment. During 2002, 85.31% of the Company's average assets were invested in loan assets as compared with 82.90% on average during 2001. Management continued the effort to diversify the Company's funding sources which was begun in 2001. In addition to retail deposits generated through its branch network, management continued to add wholesale deposits and FHLB advances along with $20 million in trust preferred securities. These wholesale sources of funding allow for greater flexibility in managing the Company's liability structure as well as providing additional tools for interest rate management.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


PROVISION FOR CREDIT LOSSES AND ASSET QUALITY. As a result of the continued rapid growth of the Company's loan portfolio, the Company's provision for loan losses remains one of its largest ongoing expenses. During 2002, the Company provided $5.3 million for possible loan losses. This compares with $3.3 million provided during 2001 and $1.9 million provided in 2000. These provisions, made to the Company's allowance for credit losses to provide for possible future losses are charged directly against the Company's current earnings. On at least a quarterly basis, management and the Board of Directors evaluates the allowance for loan losses to determine its adequacy to meet any known or anticipated future losses based on current and projected conditions. Factors considered in determining the adequacy of the allowance include the estimated collectability of past due loans, the volume of new loans, composition of the loan portfolio, industry standards and current as well as projected economic conditions. Specific reserves for individual loans are established in addition to the basic reserve as deemed necessary based on evaluation of individual credits. Generally, specific reserves are allocated to individual credits following review by the company's loan review personnel. Loans are selected for this review process as a result of one or more events. Reviews are normally triggered as a result of the delinquency of a credit, some change in the status of the borrower including a change in the borrower or guarantor's financial condition as indicated by receipt of interim financial statements or as the result of random selection in the normal course of the company's ongoing loan review function. Upon review, if the credit is deemed to have deteriorated to a point that additional and ongoing attention is necessitated, the credit will be "graded" into one of five "non-standard" categories. These categories include, in order of increasing severity, watch, "OAEM" or "special mention", substandard, doubtful or loss. Once reviewed and classified, each loan is assigned a risk allocation based on the estimated risk of loss determined during the review. Loans that are not classified are assigned to general categories, generally based on their type of collateral, and are assigned a risk weighting by class or category. This risk weighting is based both on the Company's historical loss ratios and by industry standards as the Company's portfolio is relatively young and has limited loss history.

The Company's loan portfolio is beginning to become more seasoned and historical trends are beginning to provide more pertinent data for evaluation. However, with continued growth and expansion into new markets, estimates of future portfolio performance remain quite subjective. Therefore, while it is the opinion of management and the Board of Directors that the Company's allowance for loan losses is adequate to absorb any anticipated loan losses as of the report date, no assurances can be made that any future losses may not be significant and may require additional provisions. At December 31, 2002, 2001 and 2000, the Company's allowance for loan losses totaled $11.2 million, $7.1 million and $3.0 million, respectively, representing 1.58%, 1.45% and 1.50% of gross loans. Excluding sold mortgage loans in the portfolio at December 31, 2002, the Company's allowance totaled 1.65% of total loans.

During 2002, the Company experienced increased loan losses as compared to prior years. Total loans charged off or charged down amounted to $1.4 million. This total was comprised of $589 thousand in consumer loans, $372 thousand in commercial loans and $488 thousand in real estate loans. Recoveries for the year amounted to $228 thousand, resulting in net charge-offs of $1.2 million for the year. A sizeable portion of the above referenced consumer loan charge offs resulted from loans acquired through the company's acquisition of First Western Bank and its loan portfolio which was completed at year end 2001. Even with the increase in credit losses in 2002, the Company has experienced relatively limited credit losses to date. However, with the company's rapid growth and larger loan portfolio as well as the continuing problems within the U.S. domestic economy and with relatively high unemployment rates in a number of the company's market areas, management expects future credit losses to be a closer approximation of trends experienced within the banking industry as a whole. It is management's intent to control and limit such losses to the extent possible through adherence to current policies and procedures which are intended to maintain a high level of credit quality. Table 4 describes loan charge-offs and recoveries for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 while table 5 describes the allocation of the loan loss allowance for the years ended December 31, 2002, 2001 and 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


            TABLE 4. ALLOWANCE FOR LOAN LOSSES (DOLLARS IN THOUSANDS)


                                                               2002        2001        2000        1999        1998
                                                               ----        ----        ----        ----        ----

BALANCE, JANUARY 1                                           $ 7,113     $ 3,007     $ 1,247      $  752      $  281
LOAN CHARGE-OFFS:
Commercial, financial and agricultural                           372         104          60         201           -
Real estate - construction                                       157          53          45          75           -
Real estate - 1 to 4 family                                      109          15           -          44           -
Real estate - Non-farm Non-residential                           222          30           -                       -
Installment                                                      589         284          45           2           -
Other                                                              -           -           -          10           -
                                                             -------------------------------------------------------
Total loans charged-off                                        1,449         486         150         332           -

RECOVERIES OF LOANS PREVIOUSLY CHARGED-OFF:
Commercial, financial and agricultural                            22           1           -           -           -
Real estate - construction                                         -           -           -           -           -
Real estate - 1 to 4 family                                       11           -           -           -           -
Real estate - Non-farm Non-residential                             -           -           -           -           -
Installment                                                      195          14           5           -           -
Other                                                              -           -           -           -           -
                                                             -------------------------------------------------------
Total recoveries of loans previously charged-off                 228          15           5           -           -
                                                             -------------------------------------------------------
Net charge-offs                                                1,221         471         145         332           -
                                                             -------------------------------------------------------
Provision for loan losses                                      5,300       3,347       1,905         827         471
Allowance of acquired bank                                         -       1,230           -           -           -
                                                             -------------------------------------------------------
BALANCE, DECEMBER 31                                       $  11,192   $   7,113   $   3,007  $    1,247    $    752
                                                           =========   =========   =========  ==========    ========




                                TABLE 5. ALLOCATION OF ALLOWANCE FOR LOAN LOSSES (DOLLARS IN THOUSANDS)


                                                                         AT DECEMBER 31,
                                          ------------------------------------------------------------------------------

                                                    2002                        2001                      2000
                                          --------------------------   -----------------------   -----------------------
                                            AMOUNT      % OF TOTAL      AMOUNT    % OF TOTAL      AMOUNT    % OF TOTAL
                                          -----------   -----------    --------   -----------    ---------    ---------
Real Estate                               $    7,512         81.99%    $  4,628        75.85%    $   1,838       74.38%
Commercial, financial and agricultural         1,352         13.16%         898        16.66%          453       15.16%
Consumer                                         645          3.44%         779         6.31%          241       10.46%
All other loans and unallocated reserves       1,683          1.41%         808         1.18%          475           -
                                          ----------    -----------    --------   -----------    ---------    ---------
Total                                     $   11,192        100.00%    $  7,113       100.00%    $   3,007      100.00%
                                          ==========    ===========    ========   ===========    =========    =========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



OTHER INCOME. In addition to net interest income, the Company derives revenues from a variety of financial products and services offered to its customer base. The majority of noninterest income results from origination fees and released service rights on sold mortgage loans, from service charges on deposit accounts including charges for insufficient funds, check sales, and fees charged for nondeposit services and from premiums generated through the sale of credit related insurance products. Additionally, the Company may sell various assets from time to time including loans or securities, which may produce either gains or losses when sold. During 2002, these transactions resulted in non-recurring gains totaling $299 thousand, as compared with $286 thousand recorded as a result of similar transactions during 2001. Mortgage loan origination fees increased substantially in 2002 as compared with 2001, primarily due to continued demand for refinancings and to increased capacity in the company's mortgage division. In addition to increases in deposit service charge fees attributable to overall increases in the volume of accounts, the company introduced an overdraft protection product during the fourth quarter of 2001. This product accounted for a substantial portion of the increase in service charges on deposit accounts experienced during 2002. Table 6 describes non-interest income for the years ended December 31, 2002, 2001 and 2000.


          TABLE 6. SOURCES OF NONINTEREST INCOME (DOLLARS IN THOUSANDS)
                                                              FOR THE PERIODS ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                            2002             2001              2000
                                                     ----------------  ---------------  ----------------
Service charges on deposit accounts                  $          2,431  $           940  $            461
Fees on mortgage loans sold                                     3,095            1,435               499
Gains on sale of assets                                           299              286               151
Other service charges and fees                                    212              128                60
Other income                                                      215              205               147
                                                     ----------------  ---------------  ----------------
                                                     $          6,252  $         2,994  $          1,318
                                                     ================  ===============  ================


NON-INTEREST EXPENSE. The major components of non-interest expense for the years ended December 31, 2002, 2001 and 2000 are as follows:


         TABLE 7. SOURCES OF NONINTEREST EXPENSE (DOLLARS IN THOUSANDS)

                                                              FOR THE PERIODS ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                            2002             2001              2000
                                                      ----------------  ---------------  ----------------
Salary and benefits                                   $          9,674  $         4,793  $          2,417
Occupancy expenses                                               1,157              571               316
Furniture/equipment expenses                                     1,466              662               349
Professional service fees                                          978              658               148
Data and credit card processing fees                             1,089              521               298
Advertising and business promotion                                 450              416               222
Printing and related supplies                                      391              301               108
Amortization of intangible assets                                  331               18                 -
Other expenses                                                   2,733            1,266               721
                                                      ----------------  ---------------  ----------------
                                                      $         18,269  $         9,206  $          4,579
                                                      ================  ===============  ================


Management calculates the Company's overhead efficiency ratio as noninterest expense divided by adjusted total revenue (net interest income before provision for loan losses plus noninterest income). Management places significant importance on this ratio, as it is the primary measurement used to determine the efficiency of the Company's overall operation. During 2002, this ratio decreased to 54.38% as compared with 56.55% in 2001. Management believes this ratio can be reduced further, however, reductions are expected to be more difficult over the near term due to continued growth expectations and other possible business combinations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



LOANS. Average net loans totaled $583.9 million during the year ended December 31, 2002, representing an increase of 85.1% as compared with 2001. Management intends to continue the growth of high quality loan assets to the extent possible as dictated by the Company's capital. With continued expansion of the Company's geographic market area, aggressive marketing efforts and the strong acceptance of the Company within the communities it serves, management expects loan growth, and consequently, the Company's overall growth, to continue at a relatively rapid rate yet somewhat slower than in prior years.

The majority of growth in the Company's loan portfolio has been centered in real estate and commercial loans. These loans comprised approximately 95% of the total loan portfolio at December 31, 2002. The amount of loans outstanding by type at December 31, 2002, 2001, 2000, 1999, and 1998 and the maturity distribution for variable and fixed rate loans as of December 31, 2002 are presented in Tables 8 and 9, respectively.

              TABLE 8. LOAN PORTFOLIO SUMMARY (DOLLARS IN THOUSAND)

                               DECEMBER 31, 2002  DECEMBER 31, 2001   DECEMBER 31, 2000   DECEMBER 31, 1999  DECEMBER 31, 1998
                              ------------------  -----------------   -----------------   -----------------  -----------------

                               AMOUNT     %        AMOUNT     %      AMOUNT      %       AMOUNT     %        AMOUNT      %
                               ------  -------   -------   ------   --------   ------    -------   ------   --------   ------

Construction and development $ 119,944  16.88%  $ 89,587   18.25%   $ 32,602   16.27%    $13,480   15.02%   $  7,141   14.75%
1-4 family residential         158,945  22.37%    99,227   20.21%     36,963   18.45%     20,480   22.82%     10,520   21.73%
Farmland                         1,846   0.26%     1,959    0.40%        385    0.19%        565    0.63%        629    1.30%
Nonfarm, nonresidential        290,811  40.93%   177,319   36.11%     78,489   39.17%     27,799   30.98%     12,794   26.42%
Multifamily residential         11,009   1.55%     4,326    0.88%        596    0.30%        455    0.51%          -       -%
                              -------- -------  --------  -------    -------  -------     ------   ------    -------  -------
     Total real estate         582,555  81.99%   372,418   75.85%    149,035   74.38%     62,779   69.96%     31,084   64.20%

Loans to finance agricultural
   production                      110   0.02%       403    0.08%        996    0.50%        218    0.24%          -       -%
Commercial and industrial       93,360  13.14%    81,388   16.58%     29,381   14.66%     17,471   19.47%     12,057   24.90%
Consumer                        24,468   3.44%    31,005    6.31%     20,968   10.46%      9,277   10.33%      5,221   10.78%
Other                            9,988   1.41%     5,771    1.18%          -        -          -        -         61    0.12%
                              -------- -------  -------- --------   -------- --------    ------- --------   --------  -------
     Total                    $710,481 100.00%  $490,985  100.00%   $200,380  100.00%    $89,745  100.00%   $ 48,423  100.00%
                              ======== =======  ======== ========   ======== ========    ======= ========   ========  =======


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

                               TABLE 9. MATURITY AND REPRICING SCHEDULE OF LOANS (DOLLARS IN THOUSANDS)


                                  COMMERCIAL       RESIDENTIAL                                   TOTAL
                                 FINANCIAL AND        REAL                          -------------------------------
                                 AGRICULTURAL        ESTATE            OTHERS            AMOUNT              %
                               ----------------  ---------------  ----------------  ---------------  --------------
FIXED RATE LOANS:

   Three months or less        $         21,659  $         1,656  $          1,275  $        24,590           3.46%
   Over three months to
    twelve months                        38,382            6,624             3,121           48,127           6.78%
   Over one year to
    five years                          191,937           34,172            20,632          246,741          34.73%
   Over five years                       39,969           48,658             2,609           91,236          12.84%
                               ----------------  ---------------  ----------------  ---------------  --------------
     Total fixed rate loans    $        291,947  $        91,110  $         27,637  $       410,694          57.81%
                               ----------------  ---------------  ----------------  ---------------  --------------

                                  COMMERCIAL       RESIDENTIAL                                   TOTAL
                                 FINANCIAL AND        REAL                          -------------------------------
                                 AGRICULTURAL        ESTATE            OTHERS            AMOUNT              %
                               ----------------  ---------------  ----------------  ---------------  --------------
VARIABLE RATE LOANS:

   Three months or less        $        214,124  $        66,164  $          6,282  $       286,570          40.34%
   Over three months to
    twelve months                             -            3,335               537            3,872           0.54%
   Over one year to
    five years                                -            9,345                 -            9,345           1.31%
   Over five years                            -                -                 -                -              -%
                               ----------------  ---------------  ----------------  ---------------  --------------
     Total variable rate loans $        214,124  $        78,844  $          6,819  $       299,787          42.19%
                               ----------------  ---------------  ----------------  ---------------  --------------

TOTAL LOANS:

   Three months or less        $        235,783  $        67,820  $          7,557  $       311,160          43.80%
   Over three months to
    twelve months                        38,382            9,959             3,658           51,999           7.32%
   Over one year to
    five years                          191,937           43,517            20,632          256,086          36.04%
   Over five years                       39,969           48,658             2,609           91,236          12.84%
                               ----------------  ---------------  ----------------  ---------------  --------------
     Total loans               $        506,071  $       169,954  $         34,456  $       710,481         100.00%
                               ================  ===============  ================  ===============  ==============

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, the Company's loan portfolio yielded 7.45% during 2002 as compared to an average yield of 8.59% during 2001.

By the end of 2002, variable rate loans had increased to over 42% of total loans.

INVESTMENT SECURITIES. The Company uses its investment portfolio as a tool to provide liquidity, manage interest rate risk and provide supplemental earnings. Management began this process in anticipation of a stabilizing interest rate environment and projected increases in rates over the next four to six quarters. Management has continued to focus on maintaining the majority of its investment securities in floating rate instruments to aid in mitigating interest rate risk associated with the fixed rate component of the Company's loan portfolio, and accordingly, has been willing to accept somewhat lower investment yields for shorter duration within the investment portfolio.

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--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


With the Company's rapid growth since its inception and with continuing growth expected by management, the need to manage liquidity through the investment portfolio has been acknowledged by classifying all of its investment securities as available for sale. Accordingly, these securities may be sold from time to time to increase liquidity or re-balance the interest rate sensitivity profile of the Company's balance sheet as deemed necessary. Table 10 presents the investment portfolio at December 31, 2002 by major type of investments and maturity and repricing ranges. At December 31, 2002, the market value of the investment portfolio was $73.7 million, representing market appreciation of $256 thousand as compared to book value at that date. At December 31, 2001 the market value of the investment portfolio was $42.5 million.

             TABLE 10. INVESTMENT SECURITIES (DOLLARS IN THOUSANDS)

                      DECEMBER 31, 2002 AVAILABLE FOR SALE

                                               ONE YEAR      AFTER FIVE
                               IN ONE YEAR  THROUGH FIVE      THROUGH        AFTER TEN                  MARKET
                                  OR LESS       YEARS        TEN YEARS        YEARS        TOTAL         VALUE
                             -------------  --------------  -------------  -----------  -----------  --------------
INVESTMENT SECURITIES:
U.S. Government agencies     $       3,000  $            -  $           -  $         -  $     3,000  $        3,016
U.S. Government agency
   pools (MBS)                           -              73            402       60,922       61,397          61,722
Municipals                                               -              -            -            -               -
Equity investment securities             -           7,830              -        1,248        9,078           8,993
                             -------------  --------------  -------------  -----------  -----------  --------------
       Total                 $       3,000  $        7,903  $         402  $    65,916  $    73,475  $       73,731
                             =============  ==============  =============  ===========  ===========  ==============

WEIGHTED AVERAGE YIELDS:
U.S. Government agencies             4.03%              -%             -%           -%        4.03%
U.S. Government agencies
   pools (MBS)                          -%           5.10%          7.38%        4.07%        4.09%
Municipals (tax equivalent)             -%              -%             -%           -%           -%
Equity investment securities            -%           2.19%             -%        0.94%        2.02%
                             -------------  --------------  -------------  -----------  -----------
       Consolidated                  4.03%           2.21%          7.38%        3.94%        3.78%
                             =============  ==============  =============  ===========  ===========



           DECEMBER 31, 2001 AND DECEMBER 31, 2000 AVAILABLE FOR SALE

                                                             2001                       2000
                                                  --------------------------  ---------------------------
                                                      BOOK          MARKET        BOOK         MARKET
                                                      VALUE          VALUE        VALUE         VALUE
                                                  -------------  -----------  -----------  --------------
INVESTMENT SECURITIES:
U.S. Government agencies                          $       7,177  $     7,162  $     9,385  $        9,344
U.S. Government agency
   pools (MBS)                                           23,632       23,709       25,006          25,260
Municipals                                                3,721        3,755            -               -
Equity investment securities                              8,702        8,702          814             812
                                                  -------------  -----------  -----------  --------------
     Total                                        $      42,360  $    42,456  $    35,205  $       35,416
                                                  =============  ===========  ===========  ==============

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Average overnight investments totaled $20.9 million or 3.06% of average assets for the year ended December 31, 2002. At December 31, 2001, overnight investments totaled $12.8 million. Federal funds sold and interest bearing deposits with banks represent the most liquid portion of the Company's invested funds and generally the lowest yielding portion of earning assets. Management expects to maintain overnight and other short term investments at levels sufficient to meet liquidity demands, but at relatively low levels so as to maximize the Company's earning potential.

DEPOSITS. The primary goal of the Company's expansion of its geographic market area is the ability to attract and access additional deposits. Retail deposits gathered through the Company's branch network continues to be its principal source of funding, although the Company does utilize wholesale funding sources. Management considers acquisition of core deposits as one of the most fundamental sources of increased franchise value and intends to continue to expand both the Company's geographic markets and further penetrate its current markets. Management believes that generation of quality loan assets can be materially impacted by the level of service provided to the customer, but that a significant portion of depositors are viewed as more rate sensitive than service oriented. Therefore the Company's primary advertising and mass media marketing efforts are geared toward attracting deposits and it remains the Company's primary deposit gathering strategy to provide these customers with both competitive rates and exceptional service.

Due to the popularity of the Company's primary market area as a favored retirement destination, a higher percentage of its certificates of deposit are concentrated in CDs over $100 thousand as compared to peer institutions. Due to the market demographics within the Company's primary area of operations, management generally differentiates little between jumbo CDs and smaller denomination certificates in projecting retention rates for certificates. During 2002, certificates of deposit comprised 65.33% of the Company's average deposit base as compared with 72.12% during 2001. One of management's stated goals for fiscal 2003 is to increase the volume of non-CD deposits as a ratio of total deposits. Management expects to substantially increase the actual dollar amount of these deposits during the next year, however, depending on the funding requirements dictated by net loan growth, a reduction in non-CD deposits to total deposits may be nominal until total balance sheet growth moderates further.

Average deposits for the year ended December 31, 2002 totaled $571.4 million as compared with $325.5 million for the same period in 2001. The Company's percentage of interest bearing deposits decreased to 91.19% from 92.86% in 2001. Management desires to decrease this ratio further as additional emphasis is placed on the cross-selling of demand deposit accounts and increasing the Company's account per customer ratio. Demand deposits are generally considered the most difficult deposit accounts to acquire, however, management remains intent on emphasizing acquisition of demand deposits as one of the Company's primary goals. Therefore, it is anticipated that the percentage of interest bearing deposits will continue to trend downward slowly. Average deposits for the periods ended December 31, 2002, 2001, and 2000 are summarized in Table 11 below.


                  TABLE 11. DEPOSIT MIX (DOLLARS IN THOUSANDS)

                                          DECEMBER 31, 2002         DECEMBER 31, 2001          DECEMBER 31, 2000
                                      ------------------------  ------------------------  -------------------------
                                        AVERAGE                    AVERAGE                   AVERAGE
                                        BALANCE         %          BALANCE         %         BALANCE         %
                                      -----------  -----------  -----------  -----------  -----------   -----------
Interest bearing deposits:
   NOW Accounts                       $    59,599       10.43%  $    18,433        5.66%  $    11,174         6.78%
   Money Market                            78,350       13.71%       45,651       14.02%       36,221        21.96%
   Savings                                  9,827        1.72%        3,461        1.06%        2,020         1.22%
   Certificates of deposit                373,315       65.33%      234,739       72.12%      104,427        63.32%
                                      -----------  -----------  -----------  -----------  -----------   -----------
     Total interest bearing deposits      521,091       91.19%      302,284       92.86%      153,842        93.28%
Noninterest bearing deposits               50,321        8.81%       23,241        7.14%       11,079         6.72%
                                      -----------  -----------  -----------  -----------  -----------   -----------
     Total deposits                   $   571,412      100.00%  $   325,525      100.00%  $   164,921       100.00%
                                      ===========  ===========  ===========  ===========  ===========   ===========


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


At December 31, 2002, certificates of deposit denominated in amounts of $100 thousand or more totaled $180.2 million as compared with $120.5 million at December 31, 2001. This represents an increase of $59.7 million. The percentage of total deposits represented by these certificates increased to 26.61% at December 31, 2002 as compared with 25.78% at December 31, 2001. Table 12 provides maturity information relating to Certificates of Deposit of $100 thousand or more at December 31, 2002 and 2001.

                     TABLE 12. LARGE TIME DEPOSIT MATURITIES

Analysis of time deposits of $100 thousand or more at December 31, 2002 and 2001 (DOLLARS IN THOUSANDS):

                                                                     2002              2001
                                                              ---------------  ----------------

   Remaining maturity of three months or less                 $        67,863  $         49,645
   Remaining maturity over three through twelve months                104,200            65,848
   Remaining maturity over twelve months                                8,153             5,019
                                                              ---------------  ----------------
     Total time deposits of $100 thousand or more             $       180,216  $        120,512
                                                              ===============  ================


CAPITAL ADEQUACY. The Company's rapid growth from the company's inception has required management and the Board of Directors to modify its capital plan on a regular basis. During 2002, the Company issued an additional $7.8 million in its Series A Convertible Preferred stock, bringing the aggregate amount of this offering to $10.1 million. Additionally, the company completed its first issuance of Trust Preferred securities in late June 2002 in the amount of $20 million. These capital issuances were utilized to extinguish a short term borrowing facility and capitalize the continued growth of the Company and MountainBank throughout the year. The remaining increase in equity resulted from retention of earnings and exercise of stock options.

The Trust Preferred securities are accounted for as long-term debt in the accompanying financial statements, however, for regulatory capital purposes, the majority of this issuance is considered Tier I capital with the remainder qualifying as Tier II capital. The remaining long-term debt reported on the Company's balance sheet represents long-term borrowings by MountainBank from the Federal Home Loan Bank of Atlanta. The following tables illustrate the Company's and the Bank's respective capital position and ratios along with minimum regulatory ratios at December 31, 2002.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. For the Company, risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2002, the Company's Tier 1 risk-weighted capital ratio and total capital ratio were 9.02% and 10.84%, respectively.

MountainBank also has capital ratio constraints with which to comply. These ratios are slightly different than those required at the parent company level. At December 31, 2002, MountainBank's capital ratios were as follows: Tier I leverage ratio, 7.85%, Tier I risk-based capital ratio, 8.76% and total risk-based ratio, 10.01%. These capital ratios were sufficient at December 31, 2002 to classify the Company as "well capitalized" in accordance with the FDIC's regulatory capital rules. At December 31, 2002, the Company had 3,200,364 shares of common stock outstanding. At that date, the company had approximately 2,100 stockholders of record. The Company's and Bank's actual capital amounts and ratios are presented in table 13.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


                         TABLE 13. CAPITAL REQUIREMENTS

MountainBank Financial Corporation

                                                                                RISK-BASED CAPITAL
                                                            ------------------------------------------------------
                                LEVERAGE CAPITAL               TIER I CAPITAL                 TOTAL CAPITAL
                            -------------------------       -----------------------     --------------------------
                              AMOUNT     PERCENTAGE(1)      AMOUNT    PERCENTAGE(2)        AMOUNT    PERCENTAGE(2)
                            -----------  ------------       -------   ------------      -----------  -------------

Actual                      $    63,960        8.09%    $    63,960        9.02%       $    76,864        10.84%
Required                         31,608        4.00%         28,369        4.00%            56,737         8.00%
Excess                           32,352        4.09%         35,591        5.02%            20,127         2.84%

MountainBank

                                                                                RISK-BASED CAPITAL
                                                            ------------------------------------------------------
                                LEVERAGE CAPITAL               TIER I CAPITAL                 TOTAL CAPITAL
                            -------------------------       -----------------------     --------------------------
                              AMOUNT     PERCENTAGE(1)      AMOUNT    PERCENTAGE(2)        AMOUNT    PERCENTAGE(2)
                            -----------  ------------       -------   ------------      -----------  -------------

Actual                      $    62,094        7.85%    $    62,094        8.76%  $    70,986        10.01%
Required                         31,644        4.00%         28,363        4.00%       56,725         8.00%
Excess                           30,450        3.85%         33,731        4.76%       14,261         2.01%


-----------------------
(1) Percentage of total adjusted average assets. The FRB minimum leverage ratio requirement is 3 percent to 5 percent, depending on the institution's composite rating as determined by its regulators. The FRB has not advised the Company of any specific requirements applicable to it.
(2)  Percentage of risk-weighted assets.


NONPERFORMING AND PROBLEM ASSETS. Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management's intent with regard to maintaining a high level of credit quality is to identify, quantify and assess these risks and to manage them effectively. The Company's internal credit underwriting policies and procedures are designed to provide a high level of credit quality while allowing the lending function to be responsive to the needs of its customers. These policies and procedures include officer and customer limits, periodic loan documentation review, on-going credit review and follow up on exceptions to credit policies.

Nonperforming assets at December 31, 2002, 2001, 2000, 1999 and 1998 are analyzed in Table 14.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


                                        TABLE 14. NONPERFORMING ASSETS (DOLLARS IN THOUSANDS)

                                                                       DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                             2002           2001           2000            1999           1998
                                        -------------  --------------  -------------  -------------  --------------

Nonaccrual loans                        $       2,876  $        1,528  $         266  $         270  $          416
Loans past due 90 days or
   more and still accruing interest                18               -              -              -               -
Restructured loans                                  -               -              -              -               -
                                        -------------  --------------  -------------  -------------  --------------
Total nonperforming loans                       2,894           1,528            266            270             416
                                        -------------  --------------  -------------  -------------  --------------

Other real estate and repossessed
   personal property                            1,426               -              -              -               -
                                        -------------  --------------  -------------  -------------  --------------
Total nonperforming assets              $       4,320  $        1,528  $         266  $         270  $         416
                                        =============  ==============  =============  =============  =============


NONACCRUAL LOANS
   Interest income, original terms      $         524  $          224  $           7  $          24  $           34
                                        =============  ==============  =============  =============  ==============
   Interest income, recognized          $         442  $          181  $           1  $           2  $           23
                                        =============  ==============  =============  =============  ==============

RESTRUCTURED LOANS
   Interest income, original terms      $           -  $            -  $           -  $           -  $            -
                                        =============  ==============  =============  =============  ==============
   Interest income, recognized          $           -  $            -  $           -  $           -  $            -
                                        =============  ==============  =============  =============  ==============

Nonperforming assets as a percentage of:
   Total assets                                 0.51%           0.27%          0.10%          0.21%           0.71%
   Total loans and other real estate            0.62%           0.32%          0.13%          0.30%           0.86%


LIQUIDITY AND INTEREST RATE SENSITIVITY. Liquidity is defined as the Company's ability to meet all short-term demands for funds on a timely basis. Such demands include funding of loans and other asset purchases or originations, reduction or liquidation of deposit accounts by customers and principal and interest payments on debt of both the Bank and its parent company. Liquidity at the Bank level is provided by cash flows from maturing investments, loan payments and maturities, federal funds sold, and unpledged investment securities. Liquidity may also be provided through accumulation of core deposits, increasing large denomination certificates from both retail and wholesale sources, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank as well as the Federal Reserve Bank and also the ability to generate funds through the issuance of long-term debt and equity. At December 31, 2002, MountainBank had established unsecured upstream lines of credit totaling $18.5 million. Combined with the bank's available collateralized borrowing lines with the Federal Home Loan Bank, management believes that current liquidity levels are satisfactory to meet known and anticipated liquidity needs.

The Company strives to limit the effect of changes in interest rates on both the Company's net interest income as well as the market value of its assets and liabilities while maximizing net interest income under these constraints. Interest rate risk management aims to manage the pricing and duration of assets and liabilities so that the effects of interest rate changes do not result in wide fluctuations of either the Company's net interest income or the market values of assets and liabilities. Next to credit risk, interest rate risk is considered one of the more significant risks requiring on-going monitoring and management. Interest rate risk is defined as the effect that changes in interest rates would have on net interest income as interest-sensitive assets and liabilities either reprice or mature. Management attempts to correlate the repricing of the Company's portfolios of earning assets and interest-bearing liabilities so as to afford protection from significant erosion of net interest margin resulting from changes in interest rates. Table 15 shows the sensitivity of the Company's balance sheet at December 31, 2002 and is not necessarily indicative of the position on other dates. On that date, the Company appeared to be cumulatively asset-sensitive (earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



Matching sensitive positions alone does not ensure the Company has limited interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are matched.



           TABLE 15. INTEREST RATE SENSITIVITY (DOLLARS IN THOUSANDS)

                                        DECEMBER 31, 2002 ASSET AND LIABILITY MATURITIES AND REPRICINGS
                             --------------------------------------------------------------------------------------
                                   1 - 3            4 - 12            13 - 60          OVER 60
                                   MONTHS           MONTHS            MONTHS           MONTHS             TOTAL
                             ---------------   ---------------  ----------------  ---------------  ----------------
EARNING ASSETS:
   Loans                     $       311,160   $        51,999  $        256,989  $        91,236  $        711,384
   Investments                         3,016                 -             7,902           66,560            77,478
   Interest bearing deposits
     with banks                       16,393                 -                 -                -            16,393
   Bank Owned Life Ins.                    -            13,328                 -                -            13,328
                             ---------------   ---------------  ----------------  ---------------  ----------------
     Total                   $       330,569   $        65,327  $        264,891  $       157,796  $        818,583
                             ===============   ===============  ================  ===============  ================

INTEREST BEARING DEPOSITS:

   NOW accounts              $        82,818   $             -  $              -  $             -  $         82,818
   Money market                       93,152                 -                 -                -            93,152
   Savings                             6,250                 -                 -                -             6,250
   Certificates of Deposit           152,334           263,812            12,515            1,781           430,442
   Repurchase agreements/Fed
     funds purchased                  14,204                 -                 -                -            14,204
   Other                              55,004                20               129           36,775            91,928
                             ---------------   ---------------  ----------------  ---------------  ----------------
     Total                   $       403,762   $       263,832  $         12,644  $        38,556  $        718,794
                             ===============   ===============  ================  ===============  ================

Interest sensitivity gap     $       (73,193)  $      (198,505) $        252,247  $       119,240  $         99,789

Cumulative interest
   sensitivity gap           $       (73,193)  $      (271,698) $        (19,451) $        99,789  $         99,789

Ratio of sensitive assets to
   sensitive liabilities              81.87%            24.76%         2,094.99%          409.26%           113.88%

Cumulative ratio of
   sensitive assets to
   sensitive liabilities              81.87%            59.30%            97.14%          113.88%           113.88%

                         TABLE 16. KEY FINANCIAL RATIOS.


                                            DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                2002             2001              2000
                                            ------------     -----------       ------------

Return on average assets                           0.90%           0.66%              0.57%
Return on average equity                          13.07%          12.71%              7.14%
Equity to assets                                   6.24%           6.62%              7.03%
